BANANA REPUBLIC
bebe
Brooks Brothers
GAP
NEW YORK & COMPANY

BURBERRY
Christian Lacroix
LANVIN PARIS
NICKEL
Paul Smith
QUIKSILVER
S.T. Dupont PARIS
Van Cleef & Arpels

INTER PARFUMS, INC.

ANNUAL REPORT two thousand and eight 2008

TABLE OF CONTENTS

financial Highlights


$236.0
$273.5
$321.1
$389.6
$446.1
2004 2005 2006 2007 2008

NET SALES
(In millions)


$15.7
$15.3
$17.7
$23.8
$23.8
2004 2005 2006 2007 2008

NET INCOME
(In millions)


$126.5
$127.7
$155.3
$192.7
$204.2
2004 2005 2006 2007 2008

SHAREHOLDERS' EQUITY
(In millions)

SELECTED FINANCIAL DATA

The following selected financial data have been derived from our financial statements, and should be read in conjunction with those financial statements, including the related footnotes.

(In thousands, except per share data)

	2008	2007	2006	2005	2004
INCOME STATEMENT DATA:					
Net Sales	$446,124	$389,560	$321,054	$273,533	$236,047
Cost of Sales	191,915	160,137	143,855	115,827	113,988
Selling, General and Administrative	202,264	181,224	141,074	126,353	89,516
Operating Income	51,009	47,331	36,125	31,353	32,543
Income Before Taxes and Minority Interest	46,434	47,276	37,135	31,724	31,638
Net Income	23,765	23,817	17,742	15,263	15,703
Net Income per Share:					
Basic	0.78	0.78	0.58	0.51	0.55
Diluted	0.77	0.76	0.58	0.50	0.51
Average Common Shares Outstanding:					
Basic	30,621	30,666	30,486	30,117	28,808
Diluted	30,778	31,004	30,853	30,731	30,741
Depreciation and Amortization	9,925	8,031	5,347	4,513	3,988
BALANCE SHEET AND OTHER DATA:					
Cash and Cash Equivalents and Short-Term Investments	42,404	90,034	71,047	59,532	40,972
Working Capital	174,126	178,560	138,547	131,084	129,866
Total Assets	425,137	446,052	333,045	240,910	230,485
Short-Term Bank Debt	13,981	7,217	6,033	989	748
Long-Term Debt (including current portion)	41,043	59,733	10,769	13,212	19,617
Stockholders' Equity	204,201	192,660	155,272	127,727	126,509
Dividends per Share	0.133	0.133	0.107	0.107	0.08



Philippe Benacin
Jean Madar

2008 letter to our Shareholders

DEAR FELLOW SHAREHOLDERS,

The year ended December 31, 2008 was a very good year for Inter Parfums, highlighted by record sales and earnings per diluted share, major new product launches by our European based operations and the expansion of our specialty retail business by our US based operations.

FINANCIAL OVERVIEW - 2008 COMPARED TO 2007

- Net sales rose 15% to $446.1 million from $389.6 million; at comparable foreign currency exchange rates, net sales for 2008 were up 12%;
- Sales by European based operations were $386.4 million, up 17% compared to $330.8 million;
- U.S. based operations generated $59.7 million in sales, up 1% from $58.8 million;
- Net income was $23.8 million for both periods; and,
- Diluted earnings per share were $0.77 compared to $0.76, adjusted for the three-for-two stock split effected on May 30, 2008.

It should be noted that 2008 net income and diluted earnings per share were negatively affected by three (non-cash) items which reduced net income by $1.5 million or $0.05 per diluted share. These items are explained in the financial section of this Annual Report.

The year-over-year improvement in European based sales reflects good growth in both our larger and smaller brands. Burberry fragrance, the largest brand in the prestige portfolio, performed exceptionally well, with sales up 18% to $248.4 million (10% in local currency). The launch and global rollout of Burberry *The Beat* for women was responsible for much of the increase but the continued growth of *Burberry Brit* also factored into the improvement in brand sales. Lanvin, now our second largest brand, exceeded expectations. Sales were up 17% in local currency due to both new and veteran scents. *Eclat d'Arpège,* which has been on the market since 2003, has been a steady performer over the years. We also brought to market *Rumeur 2 Rose* in the spring and Jeanne Lanvin in the fall. Moving up to third place was Van Cleef & Arpels, with brand sales increasing 77% in local currency due primarily to the launch of the highly priced deluxe women's fragrance, *Féerie* in the third quarter as well as *First Premier Bouquet* which debuted earlier in the year. Van Cleef & Arpels strong showing is also due to the tenacity of *First*, a fragrance dynasty with roots dating back to 1976.

Two of our smaller brands, S.T. Dupont and Quiksilver/ Roxy also achieved sales growth with highly effective although more geographically limited product launches. These included the S.T. Dupont *Passenger* fragrance collection for men and women, the Quiksilver suncare collection and the Roxy *Love* women's scent.

Sales by U.S. based operations were up modestly for the year, after recording growth of nearly 12% through the first nine months of 2008. There was a high comparable quarter hurdle in the final quarter of the year as in the October to December timeframe in 2007, sales were extraordinarily high in connection with the rollout of personal care products to Gap, Inc.'s North American stores as well as the initial launch of personal care products for all New York & Company stores.

Gross profit margins were 57% in 2008 compared to 59% in 2007 with the decline primarily due to the effect the decline of the U.S. dollar against the euro throughout most of the year. This is because European based product sales to U.S. customers are denominated in dollars while our costs are incurred in euro. Although gross margins from individual product families have remained generally consistent, sales of European based prestige fragrances typically generate significantly higher gross profit margins than sales of our U.S. based specialty retail and mass market products. Fluctuations in sales product mix between our European operations and our U.S. operations had a small mitigating effect on the 2008 decline in gross margin.

Selling, general and administrative expense increased 12% in 2008, however, as a percentage of sales, SG&A expense declined to 45% from 2007's 47%. Two major components of SG&A expense are promotion and advertising expenditures which were $65.8 million in 2008 and $58.5 million in 2007, and royalty expense which totaled $37.3 million in 2008 as compared to $35.6 million one year earlier. SG&A expenses also included approximately $13 million and $12 million, for 2008 and 2007, respectively, in servicing fees related to the operations of our majority-owned European distribution subsidiaries which commenced operations in 2007.

We have always placed high priority on maintaining a strong financial position and ample liquidity, which are even more important during these challenging economic times. At December 31, 2008, working capital aggregated $174.1 million and we had a working capital ratio of 2.3 to 1. Cash and cash equivalents totaled $42.4 million, while long-term debt, less current portion, was $27.7 million. We have credit facilities in place consisting of a $15.0 million unsecured revolver plus approximately $45.0 million in credit lines.

Recognizing the long-term value and appreciation potential of Inter Parfums, in February 2008, our Board of Directors authorized the repurchase of up to 500,000 shares of our common stock in the open market, of which 194,286 shares were repurchased that month. By mid-year, the Board reset the stock repurchase program back to a maximum of 500,000 shares of our common stock and in December, 468,137 more shares were repurchased. With the third stock repurchase authorization for an additional one million shares to be potentially purchased, Inter Parfums entered 2009 with the ability to repurchase up to 1,031,863 more shares of its common stock in open market transactions.

EUROPEAN BASED OPERATIONS MILESTONES AND HIGHLIGHTS

As noted earlier, Burberry *The Beat* for women launched in the first quarter of 2008 and it was the most successful new product introduction in the history of the brand and of our Company. Burberry *The Beat* targets a younger segment with a mix of British tradition and an avant-garde positioning so as to expand the Burberry fragrance customer base. The men's version was in limited distribution in the final quarter of 2008 followed by global rollout in the first quarter of 2009. The Beat collections have become somewhat of a social networking phenomenon. If you visit: www.burberrythebeat.com for the men's version, you will see links to myspace, facebook and bebo. These links bring you to music, photos, videos, blogs and chats. The five young men featured in our advertising for Burberry *The Beat* will remind the more mature readers among you of the British Invasion of the 1960's.

The 2008 Lanvin launches of *Rumeur 2 Rose* and *Jeanne Lanvin*, both for women, will be followed in 2009 by *Lanvin L'Homme Sport* unveiling this summer, with tennis sensation, Rafael Nadal, the Wimbledon, French Open and 2008 Olympic gold medal winner, as our model and spokesperson. Under our management, Van Cleef & Arpels is once again taking its rightful place in the pantheon of ultra deluxe fragrances. Our highest priced fragrance ever, *Féerie*, which debuted in 2008, comes in an exquisite bottle, a true work of art that draws inspiration from the magnificent and timeless jewelry for which the brand is revered. For Fall 2009, we have a limited edition women's scent, *Collection Extraordinaire* debuting. Also on tap for 2009 are new men's fragrances for Paul Smith and for Quiksilver.

Looking further ahead, we are working on our 2010 line-up, and while not etched in stone, we wanted to share some of our preliminary plans. For the Burberry brand, we are developing a sports fragrance and cosmetics, and for Lanvin, Van Cleef & Arpels, and Paul Smith, we are creating a new women's scent for each.

U.S. BASED OPERATIONS MILESTONES AND HIGHLIGHTS

With regard to U.S. based operations, there were several major and far reaching developments in 2008. Most notably, we added still another dimension to our relationship with Gap Inc. We have in essence entered into a licensing agreement under which the products we design, produce and sell directly for their stores in the U.S. and Canada, are now being sold overseas in department and specialty stores, duty free stores, in-flight stores, military base stores, as well as Gap and Banana Republic stores. The first year test has been a resounding success with product sales in some 30 plus countries throughout Asia, Europe, South America, and the Middle East. Over the long haul, we believe that these iconic American brands and the values they represent will have even wider appeal, and our distribution network in 120 countries is up to the challenge.

Gap and Banana Republic are the largest brands in our specialty retail portfolio and product development and refinements are ongoing. For 2009, Close, a new Gap women's fragrance launched in April and *Republic of Men* and *Republic of Women* for Banana Republic debuts in August. We are also making certain modifications to the existing Gap collections, especially products for men.

While the licensing dimension of our Gap Inc. agreement stands on its own merit, it has also become the template for most of our other specialty retail arrangements. Basically, our specialty retail business model calls for us to design, develop, produce and directly supply fragrance, beauty, grooming and bath and body products to company-owned stores in the U.S. and Canada, while our specialty retail partners are responsible for marketing, advertising and sales in those stores. To tap into sales opportunities overseas, we are entering into licensing agreements which enables us to utilize third party distributors to place product in brand appropriate retail outlets. This is a win-win proposition for our specialty retail partners and for Inter Parfums. Our specialty retail partners generate royalty revenues from the sale of their brands' fragrance and beauty products and enhance the recognition and desirability of all of their products among a global audience. Of course for Inter Parfums, we have the ability to sell products that we have already developed to a wider customer base and the opportunity to achieve a better return on investment over the long run.

Following upon the initial success of international sales for Gap and Banana Republic products, we have been applying the formula to other specialty retail brands. Brooks Brothers *New York*, a fragrance collection for men and women that was launched in company-owned U.S. locations in November 2008, begins its global rollout in the spring of 2009. We also have *Black Fleece* collections for men and women debuting in Brooks Brothers stores domestically this fall, to be followed in 2010 with international rollout.

We've been far more successful with our cosmetics program for New York & Company featuring lip glosses and color kits, than we had been with bath and body products. For the fall of 2009, we plan on launching a New York & Company signature scent. Our latest specialty retail agreement was signed in July 2008, with bebe stores, inc., which has about 250 locations in the U.S., Puerto Rico, Canada, and the U.S. Virgin islands, and loyal clientele of strong, hip, sexy, and sophisticated women. Moving into fast gear, we had a lip gloss collection in those stores in time for holiday 2008 sales. The first major product line, a new signature fragrance, launches in company-stores in August and shortly thereafter, worldwide distribution begins.

The takeaway points of this specialty retail discussion are that we have a replicable business model; it is working across a wide spectrum of brands and brand associations; and, we have been able to accelerate the process from initial signing to global distribution to just about one year. We are in discussions with the management of other specialty retail organizations, and are hopeful that due to our reputation and track record, additional agreements will be signed so that we may leverage our organization and talent pool.

LOOKING FORWARD

Over the past several years, Inter Parfums has taken some giant, but well measured, leaps both for our U.S. and European based operations. As noted, we've created hybrid relationships with specialty retail brands with both a direct sale and licensing component. In just three years time, we went from zero to five specialty retail partners. On the other side of the Atlantic, we have taken greater control of our business with the 2007 establishment of several majority-owned distribution subsidiaries in Europe, along with ownership, rather than licensing, of our second largest fragrance brand, Lanvin.

While Inter Parfums is positioned for long-term growth,


Brooks Brothers
1818
Brooks Brothers
1818
6 FL OZ / 177 ML

***Brooks Brothers** 1818 (2008)*


Brooks Brothers
Brooks Brothers

***Brooks Brothers** Country Club (2008)*

there is no denying that the global economic and credit crises are having a near-term impact on our business. The decline in consumer demand has pressured distributors and retailers to carry less inventory than usual. We have responded proactively in a number of ways. For example, our 2009 advertising and promotional budgets are being adjusted to align our spending with anticipated sales. We are also implementing cost saving initiatives to right size our staff. That said, we have and will continue to make investments behind fast-growing markets and channels to enlarge our market share.

While the financial crisis had minimal impact on our Company in 2008, we expect 2009 to be challenging. For the first time in many years, we have set our net sales target lower than the preceding year, which relates partially to sales volume and more significantly to strengthening of the dollar versus the euro that began in the fourth quarter of 2008. Also, in 2009, there are no mega-launches in the new product pipeline as was the case in the first half of 2008 with Burberry *The Beat* for women.

We have a high quality portfolio of premium brands and a strong balance sheet, which along with our flexible and proactive business model, have enabled Inter Parfums to weather difficult business environments in the past and should enable us to resume growth once consumer confidence is restored and the economy turns.

We extend our deepest appreciation to the 245 goal-oriented members of the Inter Parfums team for their dedication, creativity and overall contribution to the success of our Company.

Sincerely yours,

Jean Madar
Chairman of the Board &
Chief Executive Officer

Philippe Benacin
Vice Chairman of the Board &
President



***Brooks Brothers** New York Women (2008), New York Men (2008)*

the Company

WE ARE INTER PARFUMS, INC. WE OPERATE IN THE FRAGRANCE BUSINESS, AND MANUFACTURE, MARKET AND DISTRIBUTE A WIDE ARRAY OF FRAGRANCES AND FRAGRANCE RELATED PRODUCTS. ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE IN MAY 1985 AS JEAN PHILIPPE FRAGRANCES, INC., WE CHANGED OUR NAME TO INTER PARFUMS, INC. IN JULY 1999. WE HAVE ALSO RETAINED OUR BRAND NAME, JEAN PHILIPPE FRAGRANCES, FOR SOME OF OUR MASS-MARKET PRODUCTS.

Our worldwide headquarters and the office of our three (3) wholly-owned subsidiaries, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, both New York limited liability companies, and Nickel USA, Inc., a Delaware corporation, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640.

Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., and its majority-owned subsidiary, Inter Parfums, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000. Inter Parfums S.A. is also the majority owner of four (4) distribution subsidiaries, Inter Parfums Limited, Inter Parfums Gmbh, Inter Parfums srl and Inter España Parfums et Cosmetiques, SL, covering territories in The United Kingdom, Germany, Italy and Spain, respectively. Inter Parfums, S.A. also has a 100% owned subsidiary, Inter Parfums (Suisse) S.A.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "IPAR" and we are considered a "controlled company" under the applicable rules of The Nasdaq Stock Market. The common shares of our subsidiary, Inter Parfums S.A., are traded on the Euronext Exchange.

We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 75% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 25% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 3% of consolidated net sales.

We produce and distribute our prestige fragrance products primarily under license agreements with brand owners, and prestige product sales represented approximately 87% of net sales for 2008. We have built a portfolio of prestige brands, which include Burberry, Lanvin, Van Cleef & Arpels, Paul Smith, S.T. Dupont, Quiksilver/Roxy, Christian Lacroix and Nickel whose products are distributed in over 120 countries around the world. During the first half of 2007 we began operations of our four newly established majority-owned European distribution subsidiaries. Shipments to these subsidiaries are not recognized as sales until that merchandise is sold by the distribution subsidiary to its customers.

Burberry is our most significant license, as sales of Burberry products represented 56%, 54% and 57% of net sales for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, we own the Lanvin brand name for our class of business and sales of Lanvin product represented 13%, 12% and 13% of net sales for the years ended December 31, 2008, 2007 and 2006, respectively.

Our prestige products focus on niche brands with a devoted following. By concentrating in markets where the brands are known, we have had many successful launches. We typically launch new fragrance families for our brands every year or two, with some frequent "seasonal" fragrances introduced as well.

Our specialty retail and mass-market fragrance and fragrance related products are marketed through our United States operations and represented 13% of sales for the year ended December 31, 2008. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the *Gap, Banana Republic, New York & Company, Brooks Brothers, bebe* and *Jordache* trademarks.

The creation and marketing of each product family is intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

Our business is not capital intensive, and it is important to note that we do not own any manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished goods for us and ship them back to our distribution center.

As with any business, many aspects of our operations are subject to influences outside our control. These factors include the effect of the current financial crisis and therefore the potential for further deterioration in consumer spending and consumer debt levels as well as the continued availability of favorable credit sources and capital market conditions in general.

BUSINESS STRATEGY

FOCUS ON PRESTIGE BEAUTY BRANDS:

Prestige beauty brands contribute significantly to our growth. Over the past few years, prestige brands have accounted for a larger portion of our business — 87% of total business in 2008 up from 76% in 2003. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating in the most receptive market segments and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, we have had a history of successful launches. Certain fashion designers and other licensors choose Inter Parfums as a partner because our company's size enables us to work more closely with them in the product development process as well as because of our successful track record.

GROW PORTFOLIO BRANDS THROUGH NEW PRODUCT DEVELOPMENT AND MARKETING:

We grow through the creation of fragrance family extensions within the existing brands in our portfolio. Every two to three years, we create a new family of fragrances for each brand in our portfolio. We frequently introduce "seasonal" fragrances as well. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families in order to maximize sales and profit potential. We have had success in introducing new fragrance families (sub-brands, or flanker brands) within our brand franchises. Furthermore, we promote the smooth and consistent performance of our prestige perfume operations through knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity and a highly professional approach to international distribution channels.

CONTINUE TO ADD NEW BRANDS TO OUR PORTFLIO, THROUGH NEW LICENSES OR ACQUISITIONS:

Prestige brands are the core of our business – we intend to add new prestige beauty brands to our portfolio. Over the past decade, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. We identify prestige brands that can be developed and marketed into a full and varied product families and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept development, manufacturing, and marketing.

EXPAND EXISTING PORTFOLIO INTO NEW CATEGORIES:

We plan to broaden our product offering beyond the fragrance category and offer other personal care products such as skin care, cosmetics and hair care under some of our existing brands. We believe such product offerings meet customer needs and further strengthen customer loyalty. We also plan to draw upon the skin care product expertise that the Nickel team brings, as we explore other opportunities in the treatment side of the beauty business beyond the Nickel brand.

CONTINUE TO BUILD GLOBAL DISTRIBUTION FOOTPRINT:

Our business is a global business and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model and have formed joint ventures in the major markets of the United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. Further, we may enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our licensed prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is key to the future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

BUILD SPECIALTY RETAIL BUSINESS:

We believe the beauty industry has experienced a significant growth in specialty retail and we now have agreements in place with Gap and Banana Republic brands, New York & Company brand, Brooks Brothers brand and bebe brand. We are responsible for product development, formula creation, packaging and manufacturing under all of those brands. Gap, a leading international specialty retailer offering clothing, accessories

TABLE OF PRESTIGE BRANDS

(The following is a summary of the prestige brand names owned or licensed by us:)

Brand Name	Licensed or Owned	Date Acquired	Term, including Option Period
Burberry	Licensed	July 2004	12.5 years and additional 5-year optional term that requires mutual consent.
Lanvin	Owned	July 2007	N/A. Prior owner has the right to repurchase the brand and trademarks in 2025 according to a formula.
Van Cleef & Arpels	Licensed	September 2006	Through December 31, 2018, plus a 5-year option if certain sales targets are met.
Paul Smith	Licensed	December 1998	Through December 31, 2017
S.T. Dupont	Licensed	July 1997	Through June 30, 2011
Quiksilver/Roxy	Licensed	March 2006	Through December 31, 2017
Christian Lacroix	Licensed	March 1999	11 years
Nickel	Owned	April 2004	N/A


close

Gap *Close (2008-2009)*

and personal care products for men, women, children and babies, New York & Company, Retail Brand Alliance (for Brooks Brothers) and bebe Stores, Inc. are each responsible for marketing and selling the newly launched fragrance and fragrance related products in their stores.

In addition, we have been approached by other specialty retailers to determine if there is interest in establishing a relationship whereby we would design, produce and manufacture fragrance and fragrance related products similar to our existing relationships with specialty retailers. However, we cannot assure you that we will be able to enter into any similar future arrangements, or if we do, that any such arrangement will be successful.

RECENT DEVELOPMENTS

INTERNATIONAL DISTRIBUTION OF GAP AND BANANA REPUBLIC PERSONAL CARE PRODUCTS:

In April 2008 we expanded our relationship with Gap Inc. with the signing of a four-year licensing agreement for international distribution of personal care products through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel-related retailers. The agreement is effective as of July 1, 2007 and expires December 31, 2011.

EXCLUSIVE WORLDWIDE AGREEMENT WITH **bebe** STORES, INC.:

In July 2008 we entered into an exclusive six year worldwide agreement with bebe Stores, Inc. (NASDAQ: **bebe**) of Brisbane, CA, under which we design, manufacture and supply fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada as well as select specialty and department stores worldwide.

PAUL SMITH LICENSE EXTENDED:

In July 2008 we extended our license for the Paul Smith brand for an additional seven years through December 31, 2017 on comparable terms and conditions.

PRODUCTION AND SUPPLY

THE STAGES OF THE DEVELOPMENT AND PRODUCTION PROCESS FOR ALL FRAGRANCES ARE AS FOLLOWS:

- Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach);
- Concept choice;
- Produce mock ups for final acceptance of bottles and packaging;
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies;
- Choose our suppliers;
- Schedule production and packaging;
- Issue component purchase orders;
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures.

SUPPLIERS WHO ASSIST US WITH PRODUCT DEVELOPMENT INCLUDE:

- Independent perfumery design companies (Federico Restrepo, Fabien Baron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Robertet, Givaudan, Wessel Fragrances) which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Saverglass, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger, Dannex Manufacturing);
- Production specialists who carry out packaging (MF Production, Brand, CCI, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).

For our prestige products, approximately 80% of component and production needs are purchased from approximately 50 suppliers out of a total of over 160 active suppliers. The suppliers' accounts for our European operations are primarily settled in Euros and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars.

MARKETING AND DISTRIBUTION

PRESTIGE PRODUCTS:

For the majority of our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors with the status of "exclusive representative" for one or more of our name brands. We also distribute our prestige products through a variety of duty free operators, such as airports and airlines and select vacation destinations.

As our business is a global business and we intend to

continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model, and have formed majority owned distribution subsidiaries in the major markets of the United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. Further, we may enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our licensed prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is key to the future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

Our third party distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network together with our own distribution subsidiaries, provides us with a significant presence in over 120 countries around the world. Sales to one distributor represented 12%, 13% and 15% of consolidated net sales in 2008, 2007 and 2006, respectively.

Approximately 34% of our prestige fragrance net sales are denominated in U.S. dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. Our sales are not subject to material seasonal fluctuations.

Distribution in France of our prestige products is carried out by a sales team who oversee some 1,200 points of sale including, retail perfumers (chain stores) such as

- Sephora
- Marionnaud
- Nocibé
- Galeries Lafayette
- Printemps

or specialized independent points of sale. Approximately 90% of prestige product sales in France are made to approximately 20 customers out of a total of over 1,200 active accounts.

SPECIALTY RETAIL AND MASS MARKET PRODUCTS:

We do not presently market and distribute Gap, Banana Republic, New York & Company or Brooks Brothers specialty retail products to third parties in the United States. Marketing and distribution for such brands are the responsibility of the brand owners which market and sell the products we produce in their own retail locations. However, with respect to our license agreement with bebe Stores, Inc., we distribute or plan to distribute product to their stores, and distribute or plan to distribute product as well as to other retailer outlets and department stores within the United States.

In addition, the business of our United States operations has become increasingly seasonal as shipments to our specialty retail customers are weighted toward the second half of the year.

Further, with respect to Gap, Banana Republic, Brooks Brothers and bebe brands, we distribute or plan to distribute product to specialty retailers and department stores outside the United States including duty free and other travel-related retailers. We utilize our in house sales team to reach our distributors and customers outside the United States.

Mass merchandisers are the target customers for our mass market products. In addition, our mass market products are sold to wholesale distributors, specialty store chains, and to multiple locations of accessory, jewelry and clothing outlets. These products are sold through a highly efficient and dedicated in house sales team and reach approximately 12,000 retail outlets throughout the United States and abroad.

Our 140,000 square foot distribution center has provided us with the opportunity and resources to meet our customers' requirements.


Jeanne
LANVIN
A NEW FRAGRANCE BY
LANVIN
PARIS

***Lanvin** Jeanne Lanvin (2008)*

the Products

WE PRODUCE AND DISTRIBUTE OUR PRESTIGE FRAGRANCE PRODUCTS PRIMARILY UNDER LICENSE AGREEMENTS WITH BRAND OWNERS, WHICH REPRESENTED APPROXIMATELY 87% OF NET SALES FOR 2008.

We have built a portfolio of brands, which include Burberry, Lanvin, Van Cleef & Arpels, Paul Smith, S.T. Dupont, Quiksilver/Roxy, Christian Lacroix and Nickel, whose products are distributed in over 120 countries around the world. During the first half of 2007 we began operations of our four newly established majority-owned European distribution subsidiaries. Shipments to these subsidiaries are not recognized as sales until that merchandise is sold by the distribution subsidiary to its customers.

Burberry is our most significant license, as sales of Burberry products represented 56%, 54% and 57% of net sales for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, we own the Lanvin brand name for our class of business and sales of Lanvin product represented 13%, 12% and 13% of net sales for the years ended December 31, 2008, 2007 and 2006, respectively.

Under license agreements, we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures.

prestige
Fragrances


THE BEAT
THE BEAT

BURBERRY

***Burberry** The Beat Women (2008), The Beat Men (2008)*

BURBERRY: Burberry is our leading prestige fragrance brand and we operate under an exclusive worldwide license with Burberry Limited that was originally entered into in 1993 and replaced by a new agreement in 2004.

We have had significant success in introducing new fragrance families under the Burberry brand name. We have introduced several fragrance families including *Burberry, Burberry Week End, Burberry Touch, Burberry Brit, Burberry London and Burberry The Beat*. Successful distribution has been achieved in more than a hundred countries around the world by differentiating the positioning and target consumer of each of the families. Our success is evidenced by a 19% five-year compounded annual growth rate in sales of fragrances under the Burberry brand since 2003.

The most recent Burberry fragrance family, *Burberry The Beat*, is the sixth fragrance family for Burberry fragrances. In March 2008 we commenced the successful world-wide launch of the women's fragrance, *Burberry The Beat*, by capitalizing on the commercial and editorial success of Burberry's high-end fashion collections and continuing to create a strong link


BURBERRY
LONDON

***Burberry** London for Women (2006)*


BURBERRY
FRAGRANCES

***Burberry** London (2006)*
***Burberry** Brit (2003/2004)*
***Burberry** Touch (2000)*
***Burberry** Weekend (1997)*
***Burberry** (1995)*

to the Burberry fashion brand. *Burberry The Beat* was a concept that was clearly distinct from other Burberry fragrance lines. We targeted a younger segment with a mix of British tradition and an avant-garde positioning with the purpose of expanding our customer base by targeting an edgier consumer. Further, music was a major source of inspiration for the concept of this new women's fragrance.

For 2008 Burberry brand sales were strong due to the continued rollout of *Burberry The Beat,* as well as the growth and staying power of *Burberry Brit*, which launched in 2003. Our 2009 new product launch schedule includes the men's version of *Burberry The Beat,* which has recently previewed exclusively at Bloomingdale's. In addition, the global rollout of men's version of *Burberry The Beat* will follow during the first half of 2009.


BURBERRY
BRIT

***Burberry** Brit for Men (2004)*


RUMEUR
Rose

Rumeur 2 Rose (2008)

LANVIN


LANVIN
L'HOMME
SPORT
EAU DE TOILETTE
100 ml
LANVIN
SPORT
EAU DE TOILETTE

***Lanvin** L'Homme Sport (2008)*

LANVIN: In July 2007 we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 that we had licensed in June 2004. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s. Today, Lanvin fragrances occupy important positions in the selective distribution market in France, Europe and Asia, particularly with the lines *Arpège* (created in 1927), *Lanvin L'Homme* (1997) and *Eclat d'Arpège* (2002). Our first Lanvin fragrance, *Arpège pour Homme*, debuted in late 2005. *Arpège* by Lanvin won the honor of entering the Fragrance Hall of Fame at the 2005 FiFi Awards, an honor given to the best fragrance sold for at least 15 years that has been revitalized.

During 2006, we began the launch of *Rumeur*, our first new Lanvin fragrance for women, which was followed by a wider geographic rollout over the early months of 2007. In addition to the debut of Lanvin *Rumeur*, solid sales gains were achieved by *Éclat d'Arpège* which has been a strong seller since its introduction in 2002. During the summer of 2008,


ARPÈGE
EAU DE PARFUM
VAPORISATEUR
NATURAL SPRAY
LANVIN
PARIS
100 ml
3.4 FL.OZ.
ARPÈGE

Arpège (1927)


RUMEUR
LANVIN
PARIS
RUMEUR
RUMEUR
RUMEUR

Rumeur (2006)

we previewed a new Lanvin fragrance family, *Jeanne Lanvin,* in Paris, and launched the global rollouts of *Jeanne Lanvin* and *Rumeur 2 Rose* during the Fall of 2008. In addition, we have announced that we will be unveiling during the Summer of 2009 of a new Lanvin fragrance, *Lanvin L'Homme Sport,* with tennis sensation, Rafael Nadal, the Wimbledon, French Open and 2008 Olympic gold medal winner, as our model and spokesperson.


"Rumeur", le nouveau parfum de LANVIN
PARIS


PAUL SMITH
ROSE
EAU DE PARFUM
PAUL SMITH
ROSE

Paul Smith *Rose (2007)*


PAUL
SMITH PARFUMS

Paul Smith (2000)

PAUL SMITH: We signed an exclusive license agreement with Paul Smith in December 1998, our first designer fragrance, for the creation, manufacture and worldwide distribution of Paul Smith perfumes and cosmetics. In July 2008 we extended this license for the Paul Smith brand for an additional seven years through December 31, 2017 on comparable terms and conditions.

Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor and enjoys a loyal following, especially in the UK and Japan. Fragrances include: *Paul Smith, Paul Smith Extrême and Paul Smith London.* In the fourth quarter of 2006 we launched the men's fragrance, *Paul Smith Story*, and in the Fall of 2007, we launched *Paul Smith Rose*, a new women's fragrance for Paul Smith. Our 2009 new product launch schedule for European-based operations includes a new Paul Smith fragrance for men.


Paul
Smith
STORY
Paul
Smith
STORY

Paul Smith *Story (2006)*



Paul Smith *Extreme (2002)*


PAUL
SMITH
LONDON
PAUL
SMITH
LONDON
PAUL
SMITH
LONDON
PAUL
SMITH
LONDON

Paul Smith *London (2004)*


Féerie
Van Cleef & Arpels
Van Cleef & Arpels
Van Cleef & Arpels

Feerie (2008)

Van Cleef & Arpels

VAN CLEEF & ARPELS: In September 2006 we entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. The term of the license expires on December 31, 2018. We believe this agreement with Van Cleef & Arpels, the prestigious and legendary world-renowned jewelry designer, was an important step in our development. We also believe its growth potential will strengthen opportunities for expansion of our fragrance business in the high luxury segment.

In 1976, Van Cleef & Arpels was a pioneer among jewelers with its launch of the fragrance, *First*, which exemplified the tradition of boldness of the jewelry house. We have built upon this sales base by promoting the two strongest families, *First* and *Tsar*, and then creating an entirely new line, *Féerie*, which we launched in Fall 2008. We believe this new women's fragrance is one of the highest retail price cologne in the market, as the 100ml size fragrance has a suggested retail price of approximately $150. A high end limited edition fragrance for Van Cleef & Arpels is planned for late 2009.


TSAR
Van Cleef & Arpels
TSAR
Van Cleef & Arpels

Tsar (1989)


Van Cleef & Arpels
First
Van Cleef & Arpels

Premier Bouquet (2008)


Eau de Toilette
First
Van Cleef & Arpels
Van Cleef & Arpels

First (2006)


Van Cleef
Van Cleef & Arpels
EAU DE TOILETTE

Van Cleef (1994)


S.T. Dupont
PARIS
Essence pure

S.T. ***Dupont*** *Essence Pure (2002)*



S.T. ***Dupont*** *Blanc (2007/2006)*


NOIR
S.T. Dupont
PARIS
eau de toilette pour homme
vaporisateur natural spray
100ml
3.3FL.OZ.

S.T. ***Dupont*** *Noir (2007/2006)*


S.T. Dupont
PASSENGER
S.T. Dupont

***S.T. Dupont** Passenger Men (2008), Passenger Women (2008)*

S.T. Dupont
PARIS

S.T. DUPONT: In June 1997, we signed an exclusive license agreement with S.T. Dupont which we extended in 2006 until June 30, 2011, for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. Fragrances include: *S.T. Dupont Paris, S.T. Dupont Essence Pure* and *L'Eau de S.T. Dupont.* In addition, during 2006 we launched the new men's fragrance, *S.T. Dupont Noir,* which was received well in Eastern Europe and the Middle East. During 2007 we launched *S.T. Dupont Blanc,* a new women's fragrance for S.T. Dupont. Finally, we launched *S.T. Dupont Passenger,* a new scent for men and women, during the third quarter of 2008.


C'est la fête!
Christian Lacroix
EAU DE PARFUM
100ml ℮ 3.3 FL.OZ
C'est la fête!

C'est la fete ! (2007)

Christian Lacroix

CHRISTIAN LACROIX: In March 1999, we entered into an exclusive license agreement with the Christian Lacroix Company for the worldwide development, manufacture and distribution of perfumes. Our Christian Lacroix fragrances families for both men and women include: *Eau Florale, Bazar, Tumulte* and *C'est la fête*.


CHRISTIAN
LACROIX
Eau Florale
EAU DE TOILETTE

Eau Florale (2000)


Tumulte
Christian Lacroix
Parfums

Tumulte (2005)


Christian Lacroix
Tumulte
Pour Homme

Tumulte pour Homme (2006)


LE NOUVEAU PARFUM
ROXY

QUIKSILVER/ROXY: In March 2006 we signed an exclusive worldwide license agreement for the creation, development and distribution of fragrance, suncare, skincare and related products under the Roxy brand and suncare and related products under the Quiksilver brand. The term of the license expires in December 2017.

We have developed entirely new product categories for each of the two brands, which are important brands for the global youth market and synonymous with the heritage and culture of surfing, skateboarding and snowboarding. Quiksilver Inc.'s apparel and footwear brands represent a casual lifestyle for young-minded people that connect with its board riding culture and heritage.

In late 2007 we launched *Roxy,* the first fragrance line for women, and in 2008 we launched *Roxy Love,* another women's fragrance. Also during 2008, we brought to market the Quiksilver suncare line, *Sun Energy.* For 2009, we plan to launch the Quiksilver signature fragrance for men.


ROXY

Quicksilver (2009), ***Roxy*** *Love (2008), Roxy (2007)*

prestige Skin care


NICKEL
SILICON VALLEY
BY NIGHT
NICKEL
SILICON VALLEY
NICKEL
NICKEL
SUPER PECS
NICKEL
NICKEL
POIGNÉES D'AMOUR
LOVE HANDLES
NICKEL
ATTENTION
LES YEUX
NICKEL
NICKEL

Silicon Valley by Night | by Day (2008), Super Clean Soft (2008), Super Pecs (2008) Super Speed (2007), Poignée d'Amour (1999) Attention les Yeux (1997), Lendemain de Fête (1996), Bonne Gueule Brun (1996)

NICKEL

NICKEL: In April 2004 Inter Parfums, S.A. acquired a 67.6% interest in Nickel S.A., and in June 2007, the minority shareholders of Nickel S.A., exercised their rights to sell their remaining 32.4% interest in Nickel S.A. to us for approximately $4.7 million in cash.

Established in 1996, Nickel has developed two innovative concepts in the world of cosmetics: spas exclusively for male customers and skin care products for men. The Nickel skin care products for the face and body are sold through prestige department and specialty stores primarily in France, the balance of Western Europe and in the United States, as well as through our men's spas in Paris and New York and our licensed spas in San Francisco and London.

As the result of disappointing sales of the *Eau Maximum* fragrance line, we discontinued that line which contributed to the downturn in sales for this brand in 2007. In 2008, we focused more on skin care products and launched several new skin care products under the brand name, *Silicon Valley,* in order to grow Nickel sales. However, sales to date have still not met our expectations. We intend to continue to develop new and innovative skincare products under the Nickel brand in an attempt to grow sales.


NICKEL
soins sérieux pour hommes / serious skin care for men
Une vie super speed, de lendemain de fête, de coup de gueule... et toujours NICKEL*.
*From a late hangover to an early morning meeting, there's NICKEL.





Spa Nickel *Paris (2007)*

specialty retail
and Mass Market


FACE KIT

New York & Company *Holiday Face Kit (2008)*

Specialty retail has become an increasingly important part of our overall business, and we are continuing to expand the global distribution of the specialty retail brands with which we have partnered. In addition, we have been approached by other specialty retailers to determine if there is interest in establishing a relationship whereby we would design, produce and manufacture fragrance and fragrance related products similar to our existing relationships with specialty retailers. However, we cannot assure you that we will be able to enter into any similar future arrangements, or if we do, that any such arrangement would be on terms favorable to us or would be successful.

GAP AND BANANA REPUBLIC:

In July 2005, we entered into an exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute fragrance, personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In March 2006, the agreement was amended to include fragrance, personal care and home fragrance products for Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

In September 2006, we launched the Banana Republic Discover Collection, a family of five fragrances, we developed and supply to Banana Republic's North American stores. The collection consists of three scents for women and two for men, each named after a luxurious, natural material that is both emotional and authentic.

During 2007, we had a staged rollout of new products to additional Gap stores, as well as new product launches for both Banana Republic and Gap stores. For Banana Republic, two new fragrances were added to the Discover Collection, and companion products such as body wash, body cream and shower gel were also introduced.

In addition, beginning in the third quarter 2007, a higher end collection of fragrances for men and women as well as a men's fragrance and grooming collection, began being rolled-out to Gap's North American stores.

In April 2008 we expanded our current relationship with

Gap Inc. to include a licensing agreement for international distribution of personal care products through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers. The agreement is effective as of July 1, 2007 and expires December 31, 2011.

We entered into this license agreement to capitalize on cross-border brand awareness of Gap's iconic American style and Banana Republic's affordable luxury, which we have interpreted into a brand-specific assortment of fragrance, home fragrance, bath and body, and grooming products. In addition, our long-established relationships with distributors in over one hundred countries, and our current infrastructure enabled us to rollout Gap and Banana Republic products to select department stores, perfumeries, travel retailers, military bases and other appropriate retail outlets around the world.

In the spring of 2009, *Close*, a new Gap fragrance will be launched at approximately 550 Gap stores and roughly 175 Gap Body stores nationwide, followed by international distribution expected to reach 5,000 doors in the second half of 2009. In August 2009, new fragrances for men and women will be launched at Banana Republic stores in North America with international distribution following shortly thereafter.

BROOKS BROTHERS:

In November 2007, we entered into an exclusive agreement with Retail Brand Alliance, Inc. covering the design, manufacture and supply of personal care products for men and women to be sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers stores and specialty and department stores outside the United States and duty free and other travel-related retailers. In addition to new product development, we have assumed responsibility for the production and supply of existing Brooks Brothers fragrance and related personal care products. In the United States, we are responsible for product development, formula creation, packaging design and manufacturing while Brooks Brothers is responsible for marketing, advertising and in-store sales.

The initial term of the agreement expires on December 31, 2013. We have the right to extend the term of the agreement for five (5) years, until December 31, 2018, subject to certain minimum sales and other requirements. Further, if our agreement has been extended, then both parties have agreed to negotiate in good faith the terms of a second five (5) year optional extension term not less than six (6) months prior to December 31, 2018.

In November 2008, we shipped Brooks Brothers *New York* for men and women to Brooks Brothers U.S. stores, and international distribution, including duty free and other travel-related retailers, is scheduled for 2009.

NEW YORK & COMPANY:

In April 2007 we signed an exclusive agreement with New York & Company, Inc. under which we design and manufacture personal care products sold at the New York & Company retail locations and on their website. Pursuant to the agreement, we are responsible for product development, formula creation, packaging and manufacturing while New York & Company is responsible for marketing and selling in its stores.

New York & Company has achieved by building its brand and loyal customer base around clothing and accessories that are 'trendy, affordable, comfortable and sexy for real women and with real lives'. The bath and body products that we developed are designed for the target New York & Company customer, the fashion-conscious, value-sensitive women between the ages of 25 and 45. In November 2007 we launched the initial bath and body collections and holiday gift sets that were developed for New York & Company's more than 560 stores.

bebe:

In July 2008 we entered into an exclusive six year worldwide agreement with bebe Stores, Inc., under which we design, manufacture and supply fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada, as well as select specialty and department stores worldwide. We intend to incorporate bebe's signature look into fragrance and cosmetics for the brand's strong, hip, sexy, and sophisticated clientele.

The color cosmetics we developed and produced for bebe stores are now in their U.S. stores and, the launch of our signature *bebe* fragrance will be unveiled in bebe Stores in the U.S. in August followed by worldwide distribution in the third quarter of 2009.

MASS MARKET:

Our mass market products are comprised of fragrances and fragrance related products. We produce a variety of alternative designer fragrances and personal care products that sell at a substantial discount from their brand name counterparts. Our alternative designer fragrances are similar in scent to highly advertised designer fragrances that are marketed at a higher retail price. Our mass market fragrance brands include several proprietary brand names as well as


MALACHITE
ROSEWOOD
WOMAN / FEMME
BANANA REPUBLIC
EAU DE PARFUM
ALABASTER
SLATE
BLACK WALNUT
MAN / HOMME
EAU DE TOILETTE
CORDOVAN

Banana Republic *Discover Collection Minis (2008)*

a license for the Jordache brand. We also market our Aziza line of low priced eye shadow kits, mascara, and pencils, focusing on the young teen market and a line of health and beauty aids under our Intimate and Johnson Parker brands, including shampoo, conditioner, hand lotion and baby oil. All of these products are distributed to the same mass market retailers and discount chains.

QUARTERLY FINANCIAL DATA: (UNAUDITED)

(In thousands, except per share data)

2008	Q1	Q2	Q3	Q4	Full Year
Net Sales	$123,163	$99,078	$123,531	$100,352	$446,124
Gross Profit	74,088	55,974	67,325	56,822	254,209
Net Income	8,708	3,772	6,188	5,097	23,765
Net Income per Share:					
Basic	$0.28	$0.12	$0.20	$0.17	$0.78
Diluted	0.28	0.12	0.20	0.17	0.77
Average Common Shares Outstanding:					
Basic	30,722	30,627	30,632	30,504	30,621
Diluted	30,809	30,914	30,886	30,504	30,778

2007	Q1	Q2	Q3	Q4	Full Year
Net Sales	$85,120	$82,764	$102,320	$119,356	$389,560
Gross Profit	51,933	48,149	60,066	69,275	229,423
Net Income	5,793	3,749	5,660	8,615	23,817
Net Income per Share:					
Basic	$0.19	$0.12	$0.18	$0.28	$0.78
Diluted	0.19	0.12	0.18	0.27	0.76
Average Common Shares Outstanding:					
Basic	30,654	30,656	30,656	30,647	30,666
Diluted	30,930	31,087	31,018	30,932	31,004


NORTH AMERICA
24%
CENTRAL & SOUTH
AMERICA
9%

CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

	Year Ended December 31		
	2008	2007	2006
North America	$108,600	$115,400	$107,400
Europe	204,100	173,200	128,300
Central and South America	38,000	28,200	24,500
Middle East	39,200	26,100	21,900
Asia	53,000	43,900	37,700
Other	3,200	2,800	1,300
	$446,100	$389,600	$321,100

CONSOLIDATED NET SALES TO CUSTOMERS IN MAJOR COUNTRIES

	Year Ended December 31		
	2008	2007	2006
United States	$101,000	$113,000	$104,000
United Kingdom	25,000	28,000	28,000
France	38,000	30,000	21,000


EUROPE
46%
MIDDLE EAST
9%
ASIA
12%

the Organization

ALL CORPORATE FUNCTIONS, including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Inter Parfums, S.A. in Paris. Each company is organized into two operational units that report directly to general management, and European operations ultimately report to Mr. Benacin and United States operations ultimately report to Mr. Madar.

SIMPLIFIED CHART OF THE ORGANIZATION


52%
PHILIPPE BENACIN
JEAN MADAR
INTER PARFUMS, INC.
(NASDAQ - "IPAR")
48%
PUBLIC
SHAREHOLDERS
100%
INTER PARFUMS
HOLDINGS, S.A.
100%
JEAN PHILIPPE
FRAGRANCES, LLC
100%
INTER PARFUMS
USA, LLC
100%
NICKEL
USA, INC.
75%
INTER PARFUMS, S.A.
(EURONEXT – PARIS)
100%
INTER PARFUMS
(SUISSE) SARL
51%
INTER PARFUMS LIMITED
(UNITED KINGDOM)
51%
INTER PARFUMS SRL
(ITALY)
51%
INTER PARFUMS
DEUTSCHLAND GMBH
(GERMANY)
51%
INTER ESPÃNA PARFUMS
ET COSMETIQUES, SL
(SPAIN)

FINANCE, INVESTOR RELATIONS AND ADMINISTRATION:

Russell Greenberg in the United States and Philippe Santi in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

OPERATIONS:

Henry B. Clarke, Eduardo Nau Jr., and Alex Canavan in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

EXPORT SALES:

Herve Bouillonnec in the United States and Frédéric Garcia-Pelayo and Hugues de la Chevasnerie in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

DOMESTIC (HOME COUNTRY) SALES:

Michel Bes in the United States and Jérôme Thermoz in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

CONTENTS

management's discussion & analysis of financial condition & Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW:

We operate in the fragrance business, and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 75% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 25% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 3% of consolidated net sales.

We produce and distribute our prestige products primarily under license agreements with brand owners and prestige product sales represented approximately 87% of net sales in 2008. We have built a portfolio of brands, which include Burberry, Lanvin, Van Cleef & Arpels, Paul Smith, S.T. Dupont, Christian Lacroix, Quiksilver/Roxy and Nickel whose products are distributed in over 120 countries around the world. Burberry is our most significant license, as sales of Burberry products represented 56%, 54% and 57% of net sales for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, sales of our Lanvin brand products represented 13%, 12% and 13% of net sales for the years ended December 31, 2008, 2007 and 2006, respectively.

Our specialty retail and mass-market fragrance and fragrance related products are marketed through our United States operations and represented 13% of sales in 2008. These products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the *Gap, Banana Republic, New York & Company, Brooks Brothers, bebe* and *Jordache* trademarks.

Historically, seasonality has not been a major factor for our company. However, with the commencement of operations in 2007 of our four majority-owned European distribution subsidiaries and our growing specialty retail product lines, sales are more concentrated in the second half of the year.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, either through new licenses or out-right acquisitions of brands. Second, we grow through the introduction of new products and supporting new and established products through advertising, merchandising and sampling as well as phasing out existing products that no longer meet the needs of our consumers. The economics of developing, producing, launching and supporting products influence our sales and operating performance each year. Our introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished good for us and ship it back to our distribution center.

As with any business, many aspects of our operations are subject to influences outside our control. These factors include the effect of the current financial crisis and therefore the potential for further deterioration in consumer spending and consumer debt levels, as well as the continued availability of favorable credit sources and capital market conditions in general. The recent economic challenges and uncertainties in a number of countries where we do business, including the United States, has begun to impact on our business. This financial crisis is global in scale and has negatively affected consumer demand, which is having an adverse impact on our distributors and our retail customers. These events have led distributors and retailers to carry less inventory than usual and have resulted in changes in their ordering patterns for the products that we sell. Although the impact of this financial crisis did not have a material impact in 2008, its effect in 2009 is expected to be challenging for us.

We are reviewing our plans and taking actions to mitigate the impact of these conditions. Advertising and promotional budgets are being adjusted to align our spending with anticipated sales. In addition, we are implementing cost saving initiatives to right size our staff and maintain long-term profitable growth. As part of our strategy, we plan to continue to make investments behind fast-growing markets and channels to grow market share. While our business strategies are designed to strengthen our company over the long-term, we believe the uncertainty about future market conditions, consumer spending patterns and the financial strength of some of our customers, combined with the fact that distributors and retailers are carrying less inventory, will negatively affect our net sales and operating results.

In addition to the ongoing global financial crisis, our reported net sales have been negatively impacted by changes in foreign currency exchange rates caused by the dramatic strengthening of the U.S. dollar during the fourth quarter of 2008. If the current exchange rates persist or the U.S. dollar continues to strengthen, there will be a continuing adverse impact on our net sales in 2009. However, earnings are less affected by a strengthening dollar because over 30 percent of net sales of our European operations are denominated in U.S. dollars, while all costs of our European operations are incurred in euro. Our company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates. As a result of the dramatic strengthening of the U.S. dollar during the fourth quarter of 2008, we entered into $90 million of foreign currency forward exchange contracts to hedge approximately 80% of our 2009 sales expected to be invoiced in U.S. dollars.

RECENT IMPORTANT EVENTS

bebe STORES, INC.:

In July 2008, we entered into an exclusive six year worldwide agreement with bebe Stores, Inc. under which we will design, manufacture and supply fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada as well as select specialty and department stores worldwide.

GAP AND BANANA REPUBLIC INTERNATIONAL:

In April 2008, we expanded our current relationship with Gap Inc. with the signing of a licensing agreement for international distribution of personal care products through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers. The agreement is effective through December 31, 2011.

BROOKS BROTHERS:

In November 2007, we entered into exclusive agreements with Retail Brand Alliance, Inc., d/b/a/ Brooks Brothers ("Brooks Brothers") under which we design, manufacture and supply personal care products for men and women sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers st ores and specialty retail and department stores outside the United States, including duty free and other travel-related retailers.

LANVIN:

In July 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 from Jeanne Lanvin, S.A. ("Lanvin"). Among other items, Class 3 of the international classification of trademarks goods and services include: soaps, perfumery, essential oils, cosmetics and hair lotions. We paid €22 million (approximately $29.7 million) in cash for the brand names and trademarks and simultaneously terminated our existing license agreement. In addition, Lanvin has the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million or one times the average of the annual sales for the years ending December 31, 2023 and 2024.

Prior to this acquisition, the amount paid to secure the license agreement with Lanvin was being amortized over the life of the license agreement. At June 30, 2007, that intangible asset, net of accumulated amortization aggregated €13.2 million. The €22 million paid in July 2007 for the brand names and trademarks together with the carrying value related to the license agreement represents the total cost of acquiring the brand names and trademarks.

NEW YORK & COMPANY:

In April 2007, we entered into an exclusive agreement with New York & Company, Inc. under which we design and manufacture personal care products to be sold at the New York & Company retail locations and on their website. We are responsible for product development, formula creation, packaging and manufacturing while New York & Company is responsible for marketing and selling in its stores.

VAN CLEEF & ARPELS:

In September 2006, we entered into an exclusive, worldwide license agreement with Van Cleef & Arpels Logistics SA, for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. The agreement runs through December 31, 2018. As an inducement to enter into this license agreement we agreed to pay, in January 2007, €18 million (approximately $23.4 million) to Van Cleef & Arpels Logistics SA in a lump sum, up front payment, and we agreed to purchase existing inventory held by YSL Beauté, the former licensee. The license agreement became effective on January 1, 2007.

QUIKSILVER:

In March 2006, we entered into an exclusive worldwide license agreement with Quiksilver, Inc. for the creation, development and distribution of fragrance, suncare, skincare and related products under the Roxy and Quiksilver brands. The agreement runs through 2017.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The judgments used by management in applying critical accounting policies could be affected by a further and prolonged general deterioration in the economic environment, which could negatively influence future financial results and availability of continued financing. Specifically, subsequent evaluations of our accounts receivables, inventories, and deferred tax assets in light of the factors then prevailing, could result in significant changes in our allowance and reserve accounts in future periods which in turn could generate significant additional charges. Similarly, the valuation of certain intangible assets could be negatively impacted by prolonged and severely depressed market conditions thus leading to the recognition of impairment losses. The following is a brief discussion of the more critical accounting policies that we employ.

REVENUE RECOGNITION:

We sell our products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either Euros or U.S. dollars. Accounts receivable reflect the granting of credit to these customers. We generally grant credit based upon our analysis of the customer's financial position as well as previously established buying patterns. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, trade discounts and allowances.

SALES RETURNS:

Generally, we do not permit customers to return their unsold products. However, on a case-by-case basis we occasionally allow customer returns. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

PROMOTIONAL ALLOWANCES:

We have various performance-based arrangements with certain retailers. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. The costs that our company incurs for performance based arrangements, shelf replacement costs and slotting fees are netted against revenues on our company's consolidated statement of income. Estimated accruals for promotions and advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers' programs or other conditions differ from our expectations.

INVENTORIES:

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

EQUIPMENT AND OTHER LONG-LIVED ASSETS:

Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

Long-lived assets, including trademarks, licenses, goodwill and other rights, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. For intangible assets with finite lives, if the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, then we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The estimate of undiscounted cash flows is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in consumer acceptance of our products. In those cases where we determine that the useful life of long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

DERIVATIVES:

We account for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they be measured at fair value.

We currently use derivative financial instruments to hedge certain anticipated transactions and interest rates, as well as receivables denominated in foreign currencies. We do not utilize derivatives for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof.

INCOME TAXES:

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Tax benefits recognized are reduced by a valuation allowance where it is more likely than not that the benefits may not be realized.


Brooks Brothers
SCENTED CANDLE
BOUGIE PARFUMÉE

***Brooks Brothers** Holiday Candle (2008)*

RESULTS OF OPERATIONS

NET SALES

(In millions)

				Year Ended December 31	
	2008	% Change	2007	% Change	2006
European based product sales	$386.4	17%	$330.8	22%	$270.1
United States based product sales	59.7	1%	58.8	15%	51.0
Total net sales	$446.1	15%	$389.6	21%	$321.1

Net sales for the year ended December 31, 2008 increased 15% to $446.1 million. For the year ended December 31, 2007, net sales were up 21%. At comparable foreign currency exchange rates, net sales rose 12% and 15% for 2008 and 2007, respectively. The weakness of the U.S. dollar relative to the euro gave rise to the difference between constant dollar and reported net sales in 2008 and 2007.

European based prestige product sales, which were up 22% in 2007, grew an additional 17% in 2008. Burberry fragrances continued to drive sales growth with an increase of 18% (14% in local currency) aggregating $248 million for the year ended December 31, 2008, respectively, as compared to $210 million for the corresponding period of the prior year. In 2008, the increase in Burberry fragrance sales was the result of the successful launch of Burberry *The Beat*. With no major Burberry launches in 2007 other than seasonal additions, Burberry fragrance also performed well and sales reached $210 million, up 10% in local currency.

Two additional major product launches, Van Cleef & Arpels *Feerie* and *Jeanne Lanvin*, contributed to top line growth in 2008. We began operations pursuant to our exclusive, worldwide license with Van Cleef & Arpels in January 2007. Sales of products under the Van Cleef & Arpels brand aggregated $30.9 million in 2008 as compared to $16.3 million in 2007. With respect to Lanvin, after significant growth in 2006 and no major new product launches in 2007, sales of Lanvin fragrances reached $46 million in 2007. In 2008, aided by the launch of the new *Jeanne Lanvin* fragrance, Lanvin fragrance sales increased 25% to $57 million, as compared to 2007.

With no new product launches in 2008, Paul Smith fragrance sales were disappointing, registering a decline of 20% as compared to 2007. Paul Smith is a regional brand with a high concentration of sales in Western Europe, especially the United Kingdom. We believe that the difficult economic situation in that region, combined with no new product launches, contributed to the sales decline. In 2007, Paul Smith fragrance sales were basically unchanged from 2006 levels.

Despite the challenging economic environment, European based prestige product sales, which increased slightly in North America, showed strong growth in Eastern Europe (up 28%), Middle East (up 30%), South America (up 23%) and Asia (up 11%) in local currency for the year ended December 31, 2008, as compared to the prior year.

We are preparing for a very active 2009 new product launch schedule for European-based operations which began in January with the global rollout of the men's version of Burberry *The Beat*. We also have a new Paul Smith fragrance for men, and a *Lanvin L'Homme Sport* line, with tennis star, Rafael Nadel as its spokesperson. The Quiksilver signature fragrance for men is also in our rollout schedule, as is a limited edition, high-end women's fragrance for the Van Cleef & Arpels brand.

With respect to our United States specialty retail and mass market products, net sales were up an additional 1% in 2008 after rising 15% in 2007 and 49% in 2006. After launching products for Banana Republic's North American stores in 2006, in May 2007, over 150 Gap Body stores in the United States and Canada unveiled more than 70 new bath and body products we created for them. The bath and body line was followed in August 2007 by new Gap eau de toilette products and men's fragrance and grooming products. All product lines were rolled out to approximately 200 Gap stores in August 2007 and approximately 300 additional Gap stores in October 2007.

In addition to continuing to sell in 2008 products initially rolled out in 2007, United States based product sales in 2008 also reflects international distribution of Gap and Banana Republic products. In 2008, we expanded our relationship with Gap Inc. with the signing of a licensing agreement for international distribution of personal care products through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers. The agreement is effective through December 31, 2011.

Through the first nine months of 2008 United States specialty retail and mass-market product net sales were up 18%, as compared to the corresponding period in 2007, as a steady domestic business combined with a new and vibrant international business to drive increased sales. However, for the three months ended December 31, 2008 United States specialty retail and mass-market product net sales declined 24%, as compared to the corresponding period of the prior year. The 2007 fourth quarter launch of a complete line of bath and beauty products to over 500 New York & Company stores generated pipeline sales of approximately $3.7 million creating a very difficult comparison for the fourth quarter of 2008. In addition, a portion of sales by our United States operations are direct to retailer and it was our level of sales to these customers where we first saw the effect of the global financial crisis as discussed above. The recent economic challenges and uncertainties in the United States, has begun to impact our business. This financial crisis has negatively affected consumer demand, which is having an adverse impact on our retail customers. These events have led retailers to carry less inventory than usual and has resulted in changes in their ordering patterns for the products that we sell.

In the Spring of 2009, *Close,* a new Gap fragrance will be launched at approximately 550 Gap stores and roughly 175 Gap Body stores nationwide, followed by international distribution expected to reach 5,000 doors in the second half of 2009. In August 2009, new fragrances for men and women will be launched at Banana Republic stores in North America with international distribution following shortly thereafter.

New product introductions are also in the works for our other specialty retail partners. In November 2008, we shipped the Brooks Brothers *New York* collection for men and women to Brooks Brothers U.S. stores and international distribution is scheduled for 2009. In addition, a new fragrance introduction for the spring of 2009, called *Black Fleece* is in the works, In July 2008, we entered into an exclusive six year worldwide agreement with bebe Stores, Inc. under which we will design, manufacture and supply fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada as well as select specialty and department stores worldwide. Our signature bebe fragrance will be unveiled at bebe stores in the U.S. in August followed by worldwide distribution in the third quarter of 2009. While we have discontinued the bath and body program for New York & Company stores, we plan to introduce a new fragrance for New York & Company in the second half of 2009.

Sales of mass market fragrance products have been in a decline for several years. We have no plans to discontinue sales to this market which aggregated approximately $21 million and $24 million in 2008 and 2007, respectively, and contributes significantly to our United States based operations. We have and will however, continue to consolidate our product offerings.

In addition, we are actively pursuing other new business opportunities. However, we cannot assure you that any new licenses, acquisitions or specialty retail agreements will be consummated.

GROSS PROFIT MARGINS

(In millions)

	Year Ended December 31		
	2008	2007	2006
Net sales	$446.1	$389.6	$321.1
Cost of sales	191.9	160.2	143.9
Gross margin	$254.2	$229.4	$177.2
Gross margin as a percent of net sales	57%	59%	55%

Gross profit margins were 57% in 2008, 59% in 2007 and 55% in 2006. The decline is primarily the effect the decline of the US dollar against the euro has on our European based product sales to United States customers. Sales to these customers are denominated in dollars while our costs are incurred in euro.

Although gross margins from individual product families have remained relatively consistent, sales of products from our European based prestige fragrances have always generated significantly higher gross profit margins than sales of our United States based specialty retail and mass market products. Fluctuations in sales product mix between our European operations and our United States operations had a small mitigating effect on the 2008 decline in gross margin. Sales from United States operations grew 1% while sales from European operations grew 17% in 2008, as compared to 2007.

For 2007, approximately 75% of the gross profit margin as a percentage of sales increase, as compared to 2006, is the result of the commencement of operations of our newly established majority-owned European distribution subsidiaries. The balance of the increase is a result of product sales mix within our United States based operations, as specialty retail product sales generate a higher gross margin than mass market product sales.

Generally, we do not bill customers for shipping and handling costs and such costs, which aggregated $6.2 million in both 2008 and 2007 and $5.5 million in 2006 are included in selling, general and administrative expense in the consolidated statements of income. As such, our company's gross profit may not be comparable to other companies which may include these expenses as a component of cost of goods sold.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

(In millions)

	Year Ended December 31		
	2008	2007	2006
Selling, general & administrative	$202.3	$181.2	$141.1
Selling, general & administrative as a percent of net sales	45%	47%	44%

Selling, general and administrative expense increased 12% for the year ended December 31, 2008, as compared to 2007 and 28% for the year ended December 31, 2007, as compared to 2006. As a percentage of sales selling, general and administrative expense was 45%, 47% and 44% for the years ended December 31, 2008, 2007 and 2006, respectively.

Two major components of selling, general and administrative expense are promotion and advertising expenditures and royalty expense. Promotion and advertising aggregated $65.8 million, $58.5 million and $46.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Royalty expense aggregated $37.3 million, $35.6 million and $31.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Selling, general and administrative expenses for 2008 and 2007 also includes approximately $13 million and $12 million, respectively, in servicing fees related to the operations of our majority-owned European distribution subsidiaries which commenced operations in 2007.

We review goodwill and trademarks with indefinite lives for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill relates to our Nickel skin care business which is primarily a component of our European based operations. In performing our annual review of the recoverability of the carrying amount of goodwill, we determined that Nickel product sales, although up slightly in 2008 as compared to 2007, continue to be lower than we originally anticipated. Therefore, the carrying amount of the goodwill exceeded fair value determined by comparison to prices of comparable businesses resulting in impairment losses of $0.9 million in both 2008 and 2007.

Income from operations increased 8% to $51.0 million in 2008, as compared to $47.3 million in 2007. In 2007, income from operations increased 31% to $47.3 million, as compared to $36.1 million in 2006. Operating margins aggregated 11.4%, 12.1% and 11.3% for the years ended December 31, 2008, 2007 and 2006, respectively.

Interest expense aggregated $4.9 million, $3.7 million and $1.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. We use the credit lines available to us, as needed, to finance our working capital needs as well as our financing needs for acquisitions. We entered into an €18 million and a €22 million long-term credit facility in January and September 2007, respectively, to finance payments required for the Van Cleef & Arpels license agreement and the acquisition of the Lanvin trademarks. In connection with certain debt facilities, we entered into swap transactions. These derivative instruments are recorded at fair value and changes in fair value are reflected in the consolidated statements of income. As a result of the steep decline in interest rates during the fourth quarter of 2008, we recorded a charge to interest expense of $0.8 million relating to the change in the fair value of interest rate swaps.

Foreign currency gains or (losses) aggregated ($1.4) million, ($0.2) million and $0.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. We enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments. As a result of the dramatic strengthening of the U.S. dollar during our fourth quarter ended December 31, 2008, we entered into $90 million of foreign currency forward exchange contracts to hedge approximately 80% of our 2009 sales expected to be invoiced in U.S. dollars. Hedge effectiveness excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. As of December 31, 2008, the Company recorded a charge of $0.8 million relating to the change in spot-forward difference.

Our effective income tax rate was 35.1%, 35.5% and 35.6% for the years ended December 31, 2008, 2007 and 2006, respectively. Our effective tax rates differ from statutory rates due to the effect of state and local taxes and tax rates in foreign jurisdictions which are slightly higher than those in the United States. In 2008, 2007 and 2006, valuation allowances of $0.8 million, $0.2 million and $0.8 million have been provided against certain foreign net operating loss carryforwards, as future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carryforwards recognized. In 2008, one of those foreign subsidiaries, Nickel S.A. was merged into Inter Parfums, S.A. As a result of the merger we recognized the utilization of certain foreign operating loss carryforwards for which valuation allowances had previously been recorded. As a result, the 2008 tax provision has been reduced by a benefit of approximately $0.7 million.

We did not experience any significant changes in tax rates, and none were expected in jurisdictions where we operate.

NET INCOME AND EARNINGS PER SHARE

(In thousands except per share data)

	Year Ended December 31		
	2008	2007	2006
Net income	$23,765	$23,817	$17,742
Net income per share:			
Basic	$0.78	$0.78	$0.58
Diluted	$0.77	$0.76	$0.58
Weighted average number of shares outstanding:			
Basic	30,621	30,666	30,486
Diluted	30,778	31,004	30,853

Net income was unchanged and aggregated $23.8 million in both 2008 and 2007. In 2007 net income increased 16% to $23.8 million, as compared to $17.7 million in 2006. Net margins aggregated 5.4%, 6.1% and 5.5% for the years ended December 31, 2008, 2007 and 2006, respectively.

Diluted earnings per share aggregated $0.77, $0.76 and $0.58 in 2008, 2007 and 2006, respectively. Weighted average shares outstanding aggregated 30.6 million, 30.7 million and 30.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. On a diluted basis, average shares outstanding were 30.8 million, 31.0 million and 30.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our financial position remains strong. At December 31, 2008, working capital aggregated $174 million and we had a working capital ratio of 2.3 to 1. Cash and cash equivalents aggregated $42 million.

Our short-term financing requirements are expected to be met by available cash on hand at December 31, 2008, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2009 consist of a $15.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $45.0 million in credit lines provided by a consortium of international financial institutions. As of December 31, 2008, short-term borrowings aggregated $14.0 million.

In 2007, we financed the acquisition of the worldwide rights to the Lanvin brand names and international trademarks and the license for the Van Cleef & Arpels brand and related trademarks by entering into five-year credit agreements. The long-term credit facilities provides for principal and interest to be repaid in 20 quarterly installments. As of December 31, 2008, total long-term debt including current maturities aggregated $41.0 million.

In December 2007, we acquired an additional 1.2% interest in IPSA, our majority-owned French subsidiary, from its minority shareholders for approximately $6.3 million in cash. An additional 3.6% interest was acquired in 2008 for approximately $18.5 million in cash. The acquisition was accounted for under the purchase method and brings our ownership interest in Inter Parfums, S.A. to approximately 75%.

Cash provided by (used-in) operating activities aggregated ($6.4) million, $38.5 million and $13.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Inventories increased 22% and accounts receivables increased 7% in 2008 as compared to 2007, while sales for the same period increased 15%. Inventories are built to support projected sales including new product launches. The significant decline in accounts payable and accrued expenses reflects a portion of the 2007 inventory buildup which was paid for in 2008.

The 2007 significant inventory build up was required to support the debut of the newest Burberry fragrance family, *Burberry Beat*, which we began shipping to customers in the first quarter of 2008. The effect on cash flow from operations in 2007 was minimal as this increase was offset by an increase in accounts payable and accrued expenses. Overall, changes in working capital items had a minimal effect on 2007 cash flow from operations. Net income as adjusted for non cash items, including depreciation and amortization and minority interest in net income of consolidated subsidiary, resulted in substantial positive operating cash flow for the year.

In addition to the acquisition of minority interests mentioned above, cash flows used in investing activities in 2008 also reflects payments of approximately $3.8 million for capital items. Our business is not capital intensive as we do not own any manufacturing facilities. We typically spend between

CONTRACTUAL OBLIGATIONS

The following table sets for a schedule of our contractual obligations over the periods indicated in the table, as well as our total contractual obligations *(In thousands)*.

Contractual Obligations	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Long-term debt	$41,000	$13,400	$23,000	$4,600	–
Captial lease obligations	–	–	–	–	–
Operating leases	27,100	7,100	13,000	4,300	$2,700
Purchase obligations (1)	1,306,500	137,700	293,400	313,900	561,500
Other long-term liabilities reflected on the registrant's balance sheet under GAAP	–	–	–	–	–
Total	$1,374,600	$158,200	$329,400	$322,800	$564,200

(1) Consists of purchase commitments for advertising and promotional items, minimum royalty gurantees, including fixed or minimum obligations, and estimate of such obligations subject to variable price provisions. Future advertising commitments were estimated based on planned future sales for the license terms that were in effect at December 31, 2008, without consideration for potential renewal periods and do not reflect the fact that our distributors share our advertising obligations.

$2.0 and $3.0 million per year on tools and molds, depending on our new product development calendar. The balance of capital expenditures is for office fixtures, computer equipment and industrial equipment needed at our distribution centers. Capital expenditures in 2009 are expected to be in the range of $3.0 million to $4.0 million, considering our 2009 launch schedule.

Cash flows used in investing activities in 2007 reflects $58.7 million in payments required in connection with our acquisition of the Van Cleef & Arpels license agreement, the Lanvin trademarks and other intangible assets. The proceeds from long-term debt facilities entered into in connection with these acquisitions are reflected in financing activities. In 2007 we also received net proceeds of approximately $13 million from the sale of short-term investments which was used to finance our working capital needs and approximately $2.4 million was spent for capital items.

In February 2008, the board of directors of the Company authorized a stock repurchase program whereby the Company is authorized to repurchase a maximum of 500,000 shares of its common stock in the open market. In February 2008, 194,286 shares of the Company's common stock were repurchased at an average price of $11.30 per common share. In June 2008, the board of directors authorized a reset of the stock repurchase program whereby the Company was authorized to repurchase a maximum of 500,000 shares of its common stock in the open market. In December, 468,137 shares of the Company's common stock was repurchased at an average price of $5.92 per common share and the board of directors authorized an additional 1 million to be potentially purchased pursuant to the stock repurchase program. Under the current program, as of December 31, 2008, the Company is authorized to repurchase up to 1,031,863 additional shares of the Company's common stock.

In December 2008, our board of directors authorized a continuation of our cash dividend of $0.133 per share, aggregating approximately $4.0 million per annum, payable $.033 per share on a quarterly basis. Our next cash dividend of $.033 per share is to be paid on April 15, 2009 to shareholders of record on March 31, 2009. Dividends paid, including dividends paid once per year to minority stockholders of Inter Parfums, S.A., aggregated $5.8 million, $5.5 million and $4.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. The cash dividends paid in 2008 represented a small part of our cash position and the dividends for 2009 are not expected to have any significant impact on our financial position.

We believe that funds generated from operations, supplemented by our present cash position and available credit facilities, will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2008.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL:

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

FOREIGN EXCHANGE RISK MANAGEMENT:

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Inter Parfums, S.A., our French subsidiary, whose functional currency is the Euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

As a result of the dramatic strengthening of the U.S. dollar during our fourth quarter ended December 31, 2008, we entered into $90 million of foreign currency forward exchange contracts to hedge approximately 80% of our 2009 sales expected to be invoiced in U.S. dollars. Hedge effectiveness excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. As of December 31, 2008, the Company recorded a charge of $0.8 million relating to the change in spot-forward difference. At December 31, 2008, we had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $128 million, GB pounds 3.7 million, and Japanese yen 95.8 million which have varying maturities of less than a year except for U.S. $21 million which have maturities of 13 to 16 months. We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote.

INTEREST RATE RISK MANAGEMENT:

We mitigate interest rate risk by continually monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt. We have entered into two (2) interest rate swaps to reduce exposure to rising variable interest rates. The first swap, entered into in 2004, effectively exchanged the variable interest rate of 0.6% above the three month EURIBOR to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. The remaining balance owed pursuant to this facility is €4.8 million. The second swap entered into in September 2007 on €22 million of debt, effectively exchanged the variable interest rate of 0.6% above the three month EURIBOR to a fixed rate of 4.42%. These derivative instruments are recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Inter Parfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Our independent auditor, Mazars LLP, a registered public accounting firm, has issued its report on its audit of our internal control over financial reporting. This report appears below.

Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors

Russell Greenberg
Executive Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

BOARD OF DIRECTORS AND SHAREHOLDERS
INTER PARFUMS, INC.
NEW YORK, NEW YORK

We have audited Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Inter Parfums, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Inter Parfums, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Inter Parfums, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated March 11, 2009 expressed an unqualified opinion thereon.

Mazars LLP

New York, New York
March 11, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
INTER PARFUMS, INC.
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheets of Inter Parfums, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2009 expressed an unqualified opinion thereon

Mazars LLP

New York, New York
March 11, 2009

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31 2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$42,404	$90,034
Accounts receivable, net	120,507	118,140
Inventories	123,633	106,022
Receivables, other	2,904	5,928
Other current assets	10,034	5,253
Income tax receivable	1,631	168
Deferred tax assets	3,388	4,300
Total current assets	304,501	329,845
Equipment and leasehold improvements, net	7,670	7,262
Trademarks, licenses and other intangible assets, net	104,922	101,577
Goodwill	5,470	6,715
Other assets	2,574	653
Total assets	$425,137	$446,052
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Loans payable – banks	$13,981	$7,217
Current portion of long-term debt	13,352	16,215
Accounts payable - trade	66,236	88,297
Accrued expenses	35,368	35,507
Income taxes payable	442	3,023
Dividends payable	996	1,026
Total current liabilities	130,375	151,285
Deferred tax liability	11,562	4,664
Long-term debt, less current portion	27,691	43,518
Minority interest	51,308	53,925
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; none issued		
Common stock, $0.001 par value. Authorized 100,000,000 shares; outstanding 30,168,939 and 30,798,212 shares, at December 31, 2008 and 2007, respectively	30	31
Additional paid-in capital	41,950	40,023
Retained earnings	168,025	147,995
Accumulated other comprehensive income	25,515	30,955
Treasury stock, at cost, 9,966,379 and 9,303,956 common shares at December 31, 2008 and 2007, respectively	(31,319)	(26,344)
Total shareholders' equity	204,201	192,660
Total liabilities and shareholders' equity	$425,137	$446,052

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

	Year Ended December 31		
	2008	2007	2006
Net sales	$446,124	$389,560	$321,054
Cost of sales	191,915	160,137	143,855
Gross margin	254,209	229,423	177,199
Selling, general, and administrative	202,264	181,224	141,074
Impairment loss	936	868	–
Income from operations	51,009	47,331	36,125
Other expenses (income):			
Interest expense	4,940	3,667	1,797
(Gain) loss on foreign currency	1,380	219	(172)
Interest and dividend income	(1,745)	(3,166)	(2,303)
Gain on subsidiary's issuance of stock	—	(665)	(332)
	4,575	55	(1,010)
Income before income taxes and minority interest	46,434	47,276	37,135
Income taxes	16,312	16,675	13,201
Income before minority interest	30,122	30,601	23,934
Minority interest in net income of consolidated subsidiary	6,357	6,784	6,192
Net income	$23,765	$23,817	$17,742
Net income per share:			
Basic	$0.78	$0.78	$0.58
Diluted	$0.77	$0.76	$0.58
Weighted average number of shares outstanding:			
Basic	30,621,070	30,666,141	30,486,463
Diluted	30,777,985	31,004,299	30,852,738

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Common Stock		Additional Paid - In
	Shares	Amount	Capital
Balance – January 1, 2006	30,378,465	$30	$36,630
Comprehensive income:			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options	341,400	1	1,379
Stock compensation	–	–	76
Shares received as proceeds of option exercises	(67,677)	–	–
Balance – December 31, 2006	30,652,188	31	38,085
Comprehensive income:			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument loss, net of tax	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options including income tax benefit of $915	228,150	–	1,720
Stock compensation	–	–	218
Shares received as proceeds of option exercises	(82,126)	–	–
Balance – December 31, 2007	30,798,212	31	40,023
Comprehensive income:			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument loss, net of tax	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options including income tax benefit of $988	33,150	–	1,260
Stock compensation	–	–	452
Gain on subsidiaries issuance of stock	–	–	215
Purchased treasury shares	(662,423)	(1)	–
Balance – December 31, 2008	30,168,939	$30	$41,950

Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Total
$112,802		$3,574	9,454,153	$(25,309)	$127,727
17,742	$17,742	–	–	–	17,742
–	11,527	11,527	–	–	11,527
–	69	69	–	–	69
	$29,338				
(3,259)		–	–	–	(3,259)
–		–	(150,000)	402	1,782
549		–	–	–	625
–		–	67,677	(941)	(941)
127,834		15,170	9,371,830	(25,848)	155,272
23,817	$23,817	–	–	–	23,817
–	15,816	15,816	–	–	15,816
–	(31)	(31)	–	–	(31)
	$39,602				
(4,093)		–	–	–	(4,093)
–		–	(150,000)	414	2,134
437		–	–	–	655
–		–	82,126	(910)	(910)
147,995		30,955	9,303,956	(26,344)	192,660
23,765	$23,765	–	–	–	23,765
–	(9,755)	(9,755)	–	–	(9,755)
–	4,315	4,315	–	–	4,315
	$18,325				
(4,039)		–	–	–	(4,039)
–		–	–	–	1,260
304		–	–		756
–		–	–	–	215
–		–	662,423	(4,975)	(4,976)
$168,025		$25,515	9,966,376	$(31,319)	$204,201

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Year Ended December 31		
	2008	2007	2006
Cash flows from operating activities:			
Net income	$23,765	$23,817	$17,742
Adjustments to reconcile net income to net cash provided by (used-in) operating activities:			
Depreciation and amortization	9,925	8,031	5,347
Impairment of goodwill	936	868	–
Provision for doubtful accounts	148	588	118
Noncash stock compensation	1,119	1,096	625
Minority interest in net income of consolidated subsidiary	6,357	6,784	6,192
Deferred tax provision (benefit)	4,118	(657)	843
Change in fair value of derivatives	1,759	–	412
Gain on subsidiary's issuance of stock	–	(665)	(332)
Loss on sale of trademark	–	–	245
Changes in:			
Accounts receivable	(8,768)	2,984	(18,714)
Inventories	(23,285)	(28,677)	(16,053)
Other assets	4,010	(1,602)	(1,342)
Accounts payable and accrued expenses	(18,051)	25,014	18,677
Income taxes payable, net	(8,461)	936	(393)
Net cash provided by (used-in) operating activities	(6,428)	38,517	13,367
Cash flows from investing activities:			
Purchases of short-term investments	(5,144)	(300)	(6,700)
Proceeds from sale of short-term investments	5,144	13,100	11,300
Purchase of equipment and leasehold improvements	(3,803)	(2,380)	(3,452)
Payment for intangible assets acquired	(1,095)	(58,723)	(5,042)
Proceeds from sale of stock of subsidiary	2,695	2,879	2,830
Payment for acquisition of minority interests	(18,493)	(10,984)	–
Proceeds from sale of trademark	–	–	1,131
Net cash provided by (used in) investing activities	(20,696)	(56,408)	67
Cash flows from financing activities:			
Proceeds from loans payable – banks	7,089	762	4,974
Proceeds from issuance of long-term debt	–	54,948	–
Repayment of long-term debt	(16,292)	(10,440)	(4,019)
Purchase of treasury stock	(4,975)	(107)	(164)
Proceeds from exercise of options including tax benefits	1,260	1,331	1,004
Dividends paid	(4,069)	(3,879)	(3,251)
Dividends paid to minority interest	(1,735)	(1,594)	(1,218)
Net cash provided by (used in) financing activities	(18,722)	41,021	(2,674)
Effect of exchange rate changes on cash	(1,784)	8,657	5,355
Net Increase (decrease) in cash and cash equivalents	(47,630)	31,787	16,115
Cash and cash equivalents – beginning of year	90,034	58,247	42,132
Cash and cash equivalents – end of year	$42,404	$90,034	$58,247
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	3,894	3,872	1,586
Income taxes	13,311	15,211	13,227

(See accompanying notes to consolidated financial statements.)

(in thousands except share and per share data)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) The Company and it's Significant Accounting Policies

BUSINESS OF THE COMPANY:

Inter Parfums, Inc. and its subsidiaries ("the Company") are in the fragrance business, and manufacture and distribute a wide array of fragrances and fragrance related products.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses. Revenues generated from one such license represented 56%, 54% and 57% of net sales in 2008, 2007 and 2006, respectively.

BASIS OF PREPARATION:

The consolidated financial statements include the accounts of the Company, including 75% owned Inter Parfums, S.A. ("IPSA"), a subsidiary whose stock is publicly traded in France. In January 2007, IPSA formed and began operations of four new majority-owned distribution subsidiaries, Inter Parfums Limited, Inter Parfums Deutschland GMBH, Inter Parfums srl and Inter España Parfums et Cosmetiques, SL, covering territories in The United Kingdom, Germany, Italy and Spain, respectively. The minority shareholders of the majority-owned distribution subsidiaries have binding obligations to make good on losses in excess of their investments in the joint ventures. In June 2008, IPSA formed a new wholly-owned subsidiary, Inter Parfums (Suisse) SA, to hold and manage certain of its brand names. All material intercompany balances and transactions have been eliminated.

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported and disclosures included in the Consolidated Financial Statements. Actual results could differ from those assumptions and estimates. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the Consolidated Financial Statements.

FOREIGN CURRENCY TRANSLATION:

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

CASH AND CASH EQUIVALENTS:

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

SHORT-TERM INVESTMENTS:

From time to time the Company has short-term investments which consist of certificates of deposit with maturities of greater than three months.

ACCOUNTS RECEIVABLE:

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by an allowance for doubtful accounts or balances which are estimated to be uncollectible aggregating $1.3 million and $2.4 million as of December 31, 2008 and 2007, respectively. Accounts receivable balances are written off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received.

INVENTORIES:

Inventories, including promotional merchandise, only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or market, with cost being determined on the first-in, first-out method. Cost components include raw materials, components, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to cost of sales at the time the merchandise is shipped to the Company's customers. Overhead included in inventory aggregated, $4.1 million, $3.2 million and $2.1 million as of December 31, 2008, 2007 and 2006, respectively.

EQUIPMENT AND LEASEHOLD IMPROVMENTS:

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight line method over the estimated useful lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

FAIR VALUE OF FINANCIAL INSTRUMENTS:
Effective January 1, 2008, we adopted Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosure about the use of fair value measurements. The adoption of SFAS 157 did not have a material impact on our fair value measurements.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates. The fair value of the Company's long-term debt was estimated based on the current rates offered to companies for debts with the same remaining maturities and is approximately equal to its carrying value.

Foreign currency forward exchange contracts are valued based on quotations from financial institutions and the value of interest rate swaps are the discounted net present value of the swaps using third party quotes obtained from financial institutions.

The following table presents our financial assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. The valuation of inter rate swaps and the valuation of foreign currency forward exchange contract not accounted for using hedge accounting resulted in liabilities which are included in accrued expenses on the accompanying balance sheet as of December 31, 2008. The valuation of foreign currency forward exchange contracts accounted for using hedge accounting resulted in assets which are included in either other current assets ($6.4 million) or other assets ($1.8 million) on the accompanying balance sheet as of December 31, 2008, depending upon the maturity dates of the contract. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded as a separate component of shareholders' equity until the forecasted sale is recorded or when the hedge is determined to be ineffective.

The Company occasionally enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2008

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money Market funds	$19,816	$19,816	–	–
Foreign currency forward exchange contracts accounted for using hedge accounted	8,162	–	$8,162	–
	$27,978	$19,816	$8,162	–
Liabilities:				
Foreign currency forward exchange contracts not accounted for using hedge accounted	$1,429		$1,429	
Interest rate swaps	811	–	811	–
	$2,240	–	$2,240	–

(in thousands except share and per share data)

initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the cash flows of the derivative instrument will effectively offset the change in the cash flows of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period and is based on the dollar offset methodology and excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. Any hedge ineffectiveness as defined by SFAS No. 133 is also recognized as a gain or loss on foreign currency in the income statement. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings. As of December 31, 2008, cash-flow hedges were highly effective, in all material respects.

As a result of the dramatic strengthening of the U.S. dollar during our fourth quarter ended December 31, 2008, we entered into $90 million of foreign currency forward exchange contracts to hedge approximately 80% of our 2009 sales expected to be invoiced in U.S. dollars. As of December 31, 2008, the Company recorded a charge of $0.8 million relating to the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference. The change in value relating to the foreign currency forward exchange contracts not accounted for using hedge accounting is also reported as a gain or loss. These charges are included in loss on foreign currency in the accompanying consolidated statements of income. At December 31, 2008, we had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $128 million, GB pounds 3.7 million, and Japanese yen 95.8 million which all have maturities of less than a year except for U.S. $21 million which have maturities of 13 to 16 months.

GOODWILL AND OTHER INTANGIBLE ASSETS:

The Company reviews goodwill and trademarks with indefinite lives for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The following table presents our assets and liabilities that are measured at fair value on a nonrecurring basis and are categorized using the fair value hierarchy.

The goodwill relates to the Company's Nickel skin care business which is primarily a component of our European operations. In performing our annual review of the recoverability of the carrying amount of goodwill, we determined that Nickel product sales, although up slightly in 2008 as compared to 2007, continue to be lower than we originally anticipated. We have measured fair value as a multiple of sales applied to the average of 2007 and 2008 actual sales and projected sales for 2009. The sales multiple was based on a third party financial institution study of sales multiples for all transactions in the skin care, perfume and cosmetic sectors since 2001. As a result, the carrying amount of the goodwill exceeded fair value resulting in an impairment loss. Accumulated impairment losses relating to goodwill aggregated $1.8 million as of December 31, 2008. Activity relating to the goodwill is as follows:

	Year Ended December 31	
	2008	2007
Balance - beginning of year	$6,715	$4,978
Goodwill acquired	–	1,892
Effect of changes in foreign currency translation rates	(309)	713
Impairment loss	(936)	(868)
Balance - end of year	$5,470	$6,715

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2008

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Goodwill	$5,470	–	–	$5,470

The cost of trademarks, licenses and other intangible assets with finite lives is being amortized by the straight line method over the term of the respective license or the intangible assets estimated useful life which range from three to seventeen years. If the residual value of a finite life intangible asset exceeds its carrying value, then the asset is not amortized. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

REVENUE RECOGNITION:

Revenue is recognized when merchandise is shipped and the risk of loss passes to the customer. The Company, at its discretion, permits limited returns of merchandise and establishes allowances for estimated returns based upon historic trends and relevant current data. The Company does not bill its customer's freight and handling charges. All shipping and handling costs, which aggregated $6.2 million, $6.2 million and $5.5 million in 2008, 2007 and 2006, respectively, are included in selling, general and administrative expense in the consolidated statements of income. One customer represented 12%, 13% and 15% of consolidated net sales in 2008, 2007 and 2006, respectively.

PAYMENTS TO CUSTOMERS:

The Company is subject to the provisions of Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." In accordance with this guidance, the Company has recorded the revenues generated from purchase with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales.

ADVERTISING AND PROMOTION:

Advertising and promotional costs are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Advertising and promotional costs included in selling, general and administrative expense were $65.8 million, $58.5 million and $46.5 million for 2008, 2007 and 2006, respectively. Costs relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregated $34.3 million, $23.0 million and $20.6 million in 2008, 2007 and 2006, respectively.

PACKAGE DEVELOPMENT COSTS:

Packaging development costs associated with new products and redesigns of existing product packaging are expensed as incurred.

INCOME TAXES:

The Company accounts for income taxes in accordance with the provisions of SFAS 109, "Accounting for Income Taxes" and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB No. 109 ("FIN 48"). Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Tax benefits recognized are reduced by a valuation allowance where it is more likely than not that the benefits may not be realized.

ISSUANCE OF COMMON STOCK BY CONSOLIDATED SUBSIDIARY:

Prior to the acquisition of minority interests discussed in Note (3), the difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, was reflected as a gain or loss in the consolidated statements of income. Subsequent to the acquisition of minority interests, in accordance with SAB 51, the difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, is reflected as an equity adjustment in the consolidated balance sheets.

EARNINGS PER SHARE:

Basic earnings per share is computed using the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average number of shares outstanding during each year, plus the incremental shares outstanding assuming the exercise of dilutive stock options and warrants using the treasury stock method. All share and per share amounts for dates and periods prior to the stock split discussed in Note 10 have been restated to reflect the retroactive effect of the stock split.

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands except share and per share data)

	Year Ended December 31		
	2008	2007	2006
Numerator:			
Net income	$23,966	$23,817	$17,742
Effect of dilutive securities of consolidated subsidiary	(99)	(270)	–
Numerator for diluted earnings per share	$23,867	$23,547	$17,742
Denominator:			
Weighted average shares	30,621,070	30,666,141	30,486,463
Effect of dilutive securities stock options and warrants	156,915	338,158	366,275
Denominator for diluted earnings per share	30,777,985	31,004,299	30,852,738

Not included in the above computations is the effect of antidilutive potential common shares which consist of outstanding options to purchase 541,000, 477,000, and 324,000 shares of common stock for 2008, 2007, and 2006, respectively, and outstanding warrants to purchase 187,500 shares of common stock for 2008 and 150,000 shares of common stock for 2007 and 2006.

TREASURY STOCK:

The Board of Directors may authorize share repurchases of the Company's common stock (Share Repurchase Authorizations). Share repurchases under these authorizations may be made through open market transactions, negotiated purchase or otherwise, at times and in such amounts within the parameters authorized by the Board. Shares repurchased under Share Repurchase Authorizations are held in treasury for general corporate purposes, including issuances under various employee stock option plans. Treasury shares are accounted for under the cost method and reported as a reduction of Stockholders' equity. Share Repurchase Authorization may be suspended, limited or terminated at any time without notice.

RECENT ACCOUNTING PRONOUNCEMENTS:

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, as an amendment to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe that the adoption of SFAS 161 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (sometimes called "minority interests") be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent's equity. All changes in the parent's ownership interests are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in deconsolidated subsidiaries must be measured initially at fair value. SFAS 160 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements and upon implementation, the Company will be required to classify its minority interests as equity in accordance with SFAS 160.

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. SFAS 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of SFAS 141R on its consolidated financial statements. However, if additional minority interests are acquired after adoption of SFAS 141R, such transactions will be accounted for as equity transactions and not subject to purchase accounting.

RECLASSIFICATIONS:

Certain prior year amounts in the accompanying consolidated statements of cash flows have been reclassified to conform to current year presentation.

(2) Recent Agreements

GAP INC.:

In April 2008, we expanded our current relationship with Gap Inc. with the signing of a licensing agreement for international distribution of personal care products through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers. The agreement is effective through December 31, 2011.

Our association with Gap Inc. began in July 2005, when we entered into an exclusive agreement to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In March 2006, the agreement was amended to include Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

The initial term of this agreement expires on August 31, 2009, and the agreement includes an additional two-year optional term that expires on August 31, 2011, as well as a further additional two-year term that expires August 31, 2013, in each case if certain retail sales targets are met or if Gap chooses to extend the term. In addition, if the agreement is extended for the first optional term, then Gap has the right to terminate our rights under the agreement before the end of that first optional term if Gap pays to us an amount specified in a formula, with such right to be exercised during the period beginning on September 1, 2010 and expiring on August 31, 2011.

As an inducement to enter into this agreement, in July 2005 we granted warrants to purchase 150,000 shares of our common stock to Gap exercisable for five years at $16.80 per share, 125% of the market price on the date of grant. In addition, we agreed to grant up to three (3) additional warrants to Gap. The first additional warrant was granted in September 2006 for 150,000 shares of our common stock exercisable for five years at $11.46 per share, the market price on the date of grant. If the term of our agreement with Gap is extended as discussed above, we will grant to Gap two additional warrants. Each such warrant would be exercisable for 75,000 shares of our common stock at 100% of the market price on the date of grant. The fair market value of the 150,000 warrants granted in July 2005 and the 150,000 warrants granted in September 2006 aggregated approximately $1.7 million and was determined on the date of the first grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.7%; volatility of 50%; a risk-free interest rate of 3.84%; and an expected life of the warrant of five years. Such amount has been capitalized as an intangible asset and is being amortized over the initial term of the agreement. Such amortization is included in selling, general and administrative expense in the accompanying consolidated financial statements.

We have registered with the Securities and Exchange Commission the 300,000 shares purchasable pursuant to the first two warrant grants for resale in May 2007. In the event we fail to maintain an effective registration statement, Gap shall have the right to convert the warrants or any portion thereof into shares of our common stock. Upon exercise of this right we have agreed to deliver, without payment by Gap of any exercise price or any cash or other consideration, that number of shares of fully paid and nonassessable shares of the Company's Common Stock, the value of which would equal the difference between the fair value and the exercise price of the Company's Common Stock on the date of exercise attributable to the warrants exercised divided by the fair value of the Company's common Stock on the date of exercise. We do not have any liability representing future obligations under our registration arrangements relating to the warrants issued to Gap.

bebe STORES, INC:

In July 2008, we entered into an exclusive six year worldwide agreement with bebe Stores, Inc. under which we will design, manufacture and supply fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada as well as select specialty and department stores worldwide.

BROOKS BROTHERS:

In November 2007, we entered into exclusive agreements with Retail Brand Alliance, Inc., d/b/a/ Brooks Brothers ("Brooks Brothers") under which we design, manufacture and supply personal care products for men and women sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers stores and specialty retail and department stores outside the United States including duty free and other travel-related retailers.

LANVIN:

In July 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 from Jeanne Lanvin, S.A. ("Lanvin"). Among other items, Class 3 of the international classification of trademarks goods and services include: soaps, perfumery, essential oils, cosmetics

(in thousands except share and per share data)

and hair lotions. We paid €22 million (approximately $29.7 million) in cash for the brand names and trademarks and simultaneously terminated our existing license agreement. We also agreed to pay to Lanvin a sales based fee for technical and creative assistance in new product development to be rendered by Lanvin in connection with our use of the trademarks through June 30, 2019. In addition, Lanvin has the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million or one times the average of the annual sales for the years ending December 31, 2023 and 2024.

Prior to this acquisition, the amount paid to secure the license agreement with Lanvin was being amortized over the life of the license agreement. At June 30, 2007, that intangible asset, net of accumulated amortization aggregated €13.2 million. The €22 million paid in July 2007 for the brand names and trademarks together with the carrying value related to the license agreement represents the total cost of acquiring the brand names and trademarks. Such total amount is included in trademarks, licenses and other intangible assets on the Company's consolidated balance sheets.

Since the residual value of the Lanvin brand names and trademarks, estimated to be approximately €42.5 million, exceeds its carrying amount, no further amortization expense has been, or is expected to be, recorded after June 30, 2007.

NEW YORK & COMPANY, INC.:

In April 2007, we entered into an exclusive agreement with New York & Company, Inc. under which we design and manufacture personal care products to be sold at the New York & Company retail locations and on their website. We are responsible for product development, formula creation, packaging and manufacturing while New York & Company is responsible for marketing and selling in its stores.

VAN CLEEF & ARPELS:

In September 2006, IPSA entered into an exclusive, worldwide license agreement with Van Cleef & Arpels Logistics SA, for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. The agreement runs through December 31, 2018. As an inducement to enter into this license agreement, we agreed to pay, in January 2007, €18 million (approximately $23.4 million) to Van Cleef & Arpels Logistics SA in a lump sum, up front payment and we agreed to purchase existing inventory of approximately $2.1 million held by YSL Beauté, the former licensee. The asset is included in trademarks, licenses and other intangible assets on the Company's consolidated balance sheets and the liability for the €18 million up front payment was included in accrued expenses on the December 31, 2006 balance sheet. The license agreement became effective on January 1, 2007.

QUIKSILVER, INC.:

In March 2006, IPSA entered into an exclusive worldwide license agreement with Quiksilver, Inc. for the creation, development and distribution of fragrance, suncare, skincare and related products under the Roxy and Quiksilver brands. The agreement runs through 2017.

(3) Acquisition of Minority Interests

IPSA:

In 2008 and 2007, we acquired an additional 3.6% and 1.2% interest, respectively, in IPSA, our majority-owned French subsidiary, from its minority shareholders for cash of approximately $18.5 million in 2008 and $6.3 million in 2007. The allocation of the purchase price was as follows:

	2008	2007
Trademarks	$15,458	$5,469
Minority interest	8,356	2,724
Deferred tax liability	(5,321)	(1,883)
Total	$18,493	$6,310

The acquisition was accounted for under the purchase method and brought our ownership interest in IPSA to approximately 75%.

NICKEL, S.A.:

In June 2007, the minority shareholders of Nickel S.A., a consolidated subsidiary of the Company, exercised their rights to sell their remaining 32.4% interest in Nickel S.A. to the Company for approximately $4.7 million in cash. The acquisition was accounted for under the purchase method. The allocation of the purchase price was as follows:

Purchase price	$4,673
Less amount recorded for put option liability	1,273
Subtotal	$3,400
Allocated as follows:	
Trademarks	$921
Minority interest	587
Goodwill	1,892
Total	$3,400

(4) Inventories

	Year Ended December 31	
	2008	2007
Raw materials and component parts	$37,248	$41,108
Finished goods	86,385	64,914
Total	$123,633	$106,022

(5) Equipment & Leasehold Improvements

	Year Ended December 31	
	2008	2007
Equipment	$18,526	$15,499
Leasehold improvements	2,098	1,963
	20,624	17,462
Less accumulated depreciation and amortization	12,954	10,200
Total	$7,670	$7,262

Depreciation expense was $3.1 million, $2.5 million and $1.9 million for 2008, 2007 and 2006, respectively.

(6) Trademarks, Licenses & Other Intangible Assets

2008	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	$7,315	–	$7,315
Trademarks (finite lives)	53,819	115	53,704
Licenses (finite lives)	51,113	9,992	41,121
Other intangible assets (finite lives)	13,817	11,035	2,782
Subtotal	118,749	21,142	97,607
Total	$126,064	$21,142	$104,922

2007	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	$7,497	–	$7,497
Trademarks (finite lives)	54,688	115	54,573
Licenses (finite lives)	41,784	5,971	35,813
Other intangible assets (finite lives)	13,018	9,324	3,694
Subtotal	109,490	15,410	94,080
Total	$116,987	$15,410	$101,577

During 2008, 2007 and 2006, there were no charges for the impairment of trademarks with indefinite useful lives. Amortization expense was $6.9 million, $5.3 million and $3.4 million for 2008, 2007 and 2006 respectively. Amortization expense is expected to approximate $6.0 million in 2009, $5.8 million in 2010 and 2011, and $4.6 million in 2012 and 2013. The weighted average amortization period for trademarks, licenses and other intangible assets with finite lives are 16 years, 9 years and 3 years, respectively, and 12 years in the aggregate.

(7) Loans Payable – Banks

Loans payable – banks consist of the following:

The Company's foreign subsidiaries have available credit lines, including several bank overdraft facilities totaling $45 million, bearing interest at the three month EURIBOR plus 0.60% (the three month EURIBOR was 2.89% at December 31, 2008). Outstanding amounts totaled $5.6 million and $6.2 million at December 31, 2008 and 2007, respectively.

The Company has borrowings available under a $15 million unsecured revolving line of credit due on demand and bearing interest at the prime rate minus 1% (the prime rate was 3.25% as of December 31, 2008). The line of credit which has a maturity date of July 1, 2009 is expected to be renewed on an annual basis. Outstanding amounts totaled $8.4 million and $1.0 at December 31, 2008 and 2007.

The weighted average interest rate on short-term borrowings was 2.76% and 5.49% as of December 31, 2008 and 2007, respectively.

(in thousands except share and per share data)

(8) Long-Term Debt

Long-term debt consists of the following:

	Year Ended December 31 2008	2007
16 million euro variable rate facility at three month EURIBOR plus 0.60%, payable in 20 equal quarterly installments	$2,227	$7,066
18 million euro fixed rate facility at 4.1%, payable in 20 quarterly installments	15,639	21,622
22 million euro variable rate facility at three month EURIBOR plus 0.40%, payable in 20 equal quarterly installments	22,960	30,767
Other	217	278
	41,043	59,733
Less current maturities	13,352	16,215
Total	$27,691	$43,518

In connection with the 16 million euro variable rate facility, the Company entered into a swap transaction effectively exchanging the variable interest rate to a variable rate based on the 12 month EURIBOR with a floor of 3.25% and a ceiling of 3.85%. In connection with the 22 million euro variable rate facility, the Company entered into a swap transaction effectively exchanging the variable interest rate to a fixed rate of 4.42%. These derivative instruments are recorded at fair value and changes in fair value which aggregated $0.8 million in 2008 is reflected in interest expense on the consolidated statements of income.

Some of the Company's long-term debt facilities require the maintenance of certain financial covenants. Using December 31, 2008 exchange rates, maturities of long-term debt subsequent to December 31, 2008 are $13.4 million in 2009, $11.3 million in 2010, $11.7 million in 2011 and $4.6 million in 2012.

(9) Commitments

LEASES:

The Company leases its office and warehouse facilities under operating leases which are subject to escalation clauses and expire at various dates through 2015. Rental expense amounted to $9.9 million, $9.1 million and $7.1 million in 2008, 2007 and 2006, respectively. Minimum future annual rental payments are as follows:

2009	$7,071
2010	7,244
2011	5,739
2012	2,615
2013	1,753
Thereafter	2,700
	$27,122

LICENSE AGREEMENTS:

The Company is party to a number of license and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2018. In connection with certain of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments as follows:

2009	$137,688
2010	144,559
2011	148,803
2012	153,960
2013	159,961
Thereafter	561,522
	$1,306,493

Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2008, without consideration for potential renewal periods. The above figures do not reflect the fact that our distributors share our advertising obligations. Royalty expense included in selling, general, and administrative expenses, aggregated $37.3 million, $35.6 million and $31.4 million, in 2008, 2007 and 2006, respectively.

(10) Shareholders' Equity

STOCK SPLIT:

In May 2008, the board of directors of the Company authorized a three-for-two stock split effected in the form of a 50% stock dividend distributed on May 30, 2008 to shareholders of record as of May 15, 2008. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the transfer of the par value of these additional shares from paid-in capital. All share and per share amounts for dates and periods prior to the split have been restated to reflect the retroactive effect of the stock split.

ISSUANCE OF COMMON STOCK BY CONSOLIDATED SUBSIDIARY

During 2008, 2007 and 2006, 77,068, 121,746 and 169,479 shares, respectively, of capital stock of IPSA were issued as a result of employees exercising stock options. At December 31, 2008 and 2007, the Company's percentage ownership of IPSA was approximately 75%.

SHARE-BASED PAYMENTS:

The Company maintains a stock option program for key employees, executives and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Prior to 2006, options granted under the plans vested immediately and were exercisable for a period of five years. Commencing in 2006, options granted under the plans typically have a six-year term and vest over a five-year period. The fair value of shares vested in 2008 and 2007 aggregated $0.3 million and $0.2 million, respectively. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. It is generally the Company's policy to issue new shares upon exercise of stock options. The following table sets forth information with respect to nonvested options for 2008:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested options – beginning of year	344,700	$4.24
Nonvested options granted	246,100	3.37
Nonvested options vested or forfeited	100,538	4.20
Nonvested options – end of year	490,262	3.81

Share-based payment expenses decreased income before income taxes by $1.1 million in both 2008 and 2007 and $0.9 million in 2006, decreased net income by $0.62 million, $0.54 million and $0.44 million in 2008, 2007 and 2006, respectively, and reduced diluted earnings per share by $0.02 in both 2008 and 2007 and $0.01 in 2006.

The following table summarizes stock option activity and related information as of December 31, 2008 and does not include information relating to options of IPSA granted by IPSA, our majority- owned subsidiary:

2008	Options	Weighted Average Exercise Price (Year Ended December 31)
Shares under option-beginning of year	$1,206,600	$12.29
Options granted	246,100	9.86
Options exercised	(33,150)	8.22
Options cancelled	(281,175)	14.92
Shares under option-end of year	1,138,375	11.23

2007	Options	Weighted Average Exercise Price (Year Ended December 31)
Shares under option-beginning of year	1,301,400	$11.02
Options granted	144,450	12.75
Options exercised	(228,150)	5.34
Options cancelled	(11,100)	12.61
Shares under option-end of year	1,206,600	12.29

2006	Options	Weighted Average Exercise Price (Year Ended December 31)
Shares under option-beginning of year	1,478,325	$9.35
Options granted	271,800	13.05
Options exercised	(341,400)	5.22
Options cancelled	(107,325)	11.67
Shares under option-end of year	1,301,400	11.02

At December 31, 2008, options for 1,213,369 shares were available for future grant under the plans.

As of December 31, 2008, the aggregate intrinsic value of options outstanding is $0.1 million and unrecognized compensation cost related to stock options outstanding on Inter Parfums, Inc. stock aggregated $1.8 million which will be recognized over the next five years. The amount of unrecognized compensation cost related to stock options outstanding of our majority-owned subsidiary, IPSA, was 0.4 million euro. Options under IPSA plans vest over a four year period.

The weighted average fair values of the options granted by

(in thousands except share and per share data)

Inter Parfums, Inc. during 2008, 2007 and 2006 were $3.36, $4.37 and $4.24 per share, respectively, on the date of grant using the Black-Scholes option pricing model to calculate the fair value of options granted. The assumptions used in the Black-Scholes pricing model for the years ended December 31, 2008, 2007 and 2006 are set forth in the following table. Expected volatility is estimated based on historic volatility of the Company's common stock. The Company uses the simplified method in developing its estimate of the expected term of the option as historic data regarding employee exercise behavior is incomplete for the new vesting parameters recently instituted by the company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant of the option and the dividend yield reflects the assumption that the dividend payout in place at the time of stock-based award grant would continue with no anticipated increases.

	Year Ended December 31		
	2008	2007	2006
Weighted average expected stock-price volatility	41%	39%	30%
Weighted average expected option life	4.7 yrs	4.5 yrs	5 yrs
Weighted average risk-free interest rate	2.3%	3.5%	4.7%
Weighted average dividend yield	1.25%	0.9%	0.9%

Stock-based employee compensation determined under the fair value based method, net of related tax effects, includes compensation incurred by IPSA, our majority owned subsidiary whose stock is publicly traded in France. No options were granted by IPSA during 2008 and 2007. The weighted average fair values of the options granted by Inter Parfums, S.A. during 2006 were 10.37 euro per share on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.94%; volatility of 25%; risk-free interest rate of 4.6%; and an expected life of the option of four years.

Cash proceeds, tax benefits and intrinsic value related to stock options exercised were as follows:

	Year Ended December 31		
	2008	2007	2006
Cash prodceeds from stock options exercised	$272	$1,331	$1,004
Tax benefits	988	915	–
Intinsic value of stock options exercised	158	1,368	3,028

No tax benefit was realized or recognized in 2006 from stock options exercised as valuation reserves were allocated to those potential benefits.

The following table summarizes additional stock option information as of December 31, 2008:

	Options Outstanding		
Excercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$6.93	81,100	6.00 Years	–
9.97	232,650	1.30 Years	232,650
10.13 - 10.26	243,750	0.95 Years	243,750
11.01 - 11.49	165,975	5.00 Years	3,000
12.58 - 12.64	123,675	4.85 Years	29,535
13.10 - 13.23	246,225	3.91 Years	96,578
15.37	12,000	0.09 Years	12,000
16.83	30,000	0.12 Years	30,000
18.00	3,000	4.41 Years	600
Totals	1,138,375	2.87 Years	648,113

As of December 31, 2008 the weighted average exercise price of options exercisable was $11.09 and the weighted average remaining contractual life of options exercisable is 1.63 years. The aggregate intrinsic value of options exercisable at December 31, 2008 is zero.

The Chief Executive Officer and the President each exercised 75,000 outstanding stock options of the Company's common stock in both 2007 and 2006. The aggregate exercise prices of $0.8 million in both 2007 and 2006 were paid by them tendering to the Company in 2007 and 2006 an aggregate of 72,429 and 55,917 shares, respectively, of the Company's common stock, previously owned by them, valued at fair market value on the dates of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered in 2007 and 2006 an additional 9,698 and 11,760 shares, respectively, for payment of certain withholding taxes resulting from his option exercises.

TREASURY STOCK:

In February 2008, the board of directors of the Company authorized a stock repurchase program whereby the Company is authorized to repurchase a maximum of 500,000 shares of its common stock in the open market. In February 2008, 194,286 shares of the Company's common stock were repurchased at an average price of $11.30 per common share. In June 2008, the board of directors authorized a reset of the stock repurchase program whereby the Company was authorized to repurchase a maximum of 500,000 shares of its common stock in the open market. In December, 468,137 shares of the Company's common stock were repurchased at an average price of $5.92 per common share and the board of directors authorized an additional 1 million to be potentially purchased pursuant to the stock repurchase program. Under the current program, as of December 31, 2008 the Company is authorized to repurchase up to 1,031,863 additional shares of the Company's common stock.

DIVIDENDS:

The Company declared dividends of $0.133, $0.133, and $0.107 per share per annum in 2008, 2007, and 2006, respectively. The quarterly dividend of $1.0 million declared in December 2008 was paid in January 2009.

(11) Segments and Geographic Areas

The company manufactures and distributes one product line, fragrances and fragrance related products. The Company manages its business in two segments, European based operations and United States based operations. The European assets are located, and operations are conducted, in France. European operations primarily represent the sales of the prestige brand name fragrances and United States operations primarily represent the sale of specialty retail and mass market fragrances. Information on the Company's operations by segments is as follows:

SEGMENTS AND GEOGRAPHICAL AREAS

			Year Ended December 31
	2008	2007	2006
Net sales:			
United States	$59,657	$58,807	$50,980
Europe	389,009	332,420	271,650
Eliminations of intercompany sales	(2,542)	(1,667)	(1,576)
Total	$446,124	$389,560	$321,054
Net income:			
United States	$1,960	$2,066	$415
Europe	22,063	21,681	17,270
Eliminations	(57)	70	57
Total	$23,966	$23,817	$17,742
Depreciation and amortization expense:			
United States	$1,283	$1,076	$763
Europe	8,642	6,955	4,584
Total	$9,925	$8,031	$5,347
Income and dividend income:			
United States	$4	$227	$596
Europe	1,741	2,939	1,707
Total	$1,745	$3,166	$2,303
Interest expense:			
United States	$142	$366	$259
Europe	4,798	3,301	1,538
Total	$4,940	$3,667	$1,797

(in thousands except share and per share data) 71

SEGMENTS AND GEOGRAPHICAL AREAS *continued*

			Year Ended December 31
	2008	2007	2006
Income tax expense (benefit):			
United States	$1,087	$1,105	$(148)
Europe	15,263	15,517	13,304
Eliminations	(38)	53	45
Total	$16,312	$16,675	$13,201
Total assets:			
United States	$56,320	$52,571	$61,435
Europe	380,058	403,351	281,378
Eliminations of investment in subsidiary	(11,241)	(9,870)	(9,768)
Total	$425,137	$446,052	$333,045
Additions to long-lived assets:			
United States	$479	$1,042	$1,337
Europe	19,877	44,125	30,862
Total	$20,356	$45,167	$32,199
Total long-lived assets:			
United States	$6,537	$7,342	$7,376
Europe	111,525	108,212	62,750
Total	$118,062	$115,554	$70,126
Deferred tax assets:			
United States	$586	$591	$726
Europe	2,802	3,709	1,768
Total	$3,388	$4,300	$2,494

United States export sales were approximately $22.5 million, $9.5 million and $7.2 million in 2008, 2007 and 2006, respectively. Consolidated net sales to customers by region are as follows

			Year Ended December 31
	2008	2007	2006
North America	$108,600	$115,400	$107,400
Europe	204,100	173,200	128,300
Central and South America	38,000	28,200	24,500
Middle East	39,200	26,100	21,900
Asia	53,000	43,900	37,700
Other	3,200	2,800	1,300
Total	$446,100	$389,600	$321,100

Consolidated net sales to customers in major countries is as follows:

			Year Ended December 31
	2008	2007	2006
United States	$101,000	$113,000	$104,000
United Kingdom	25,000	28,000	28,000
France	38,000	30,000	21,000

(12) Income Taxes

The components of income before income taxes and minority interest consist of the following:

	Year Ended December 31		
	2008	2007	2006
U.S. operations	$3,047	$3,170	$267
Foreign operations	43,387	44,106	36,868
Total	$46,434	$47,276	$37,135

The provision for current and deferred income tax expense (benefit) consists of the following:

	Year Ended December 31		
	2008	2007	2006
Current:			
Federal	$56	$343	$(321)
State and local	86	190	60
Foreign	12,052	16,799	12,619
Total	12,194	17,332	12,358
Deferred:			
Federal	886	437	(81)
State and local	59	135	195
Foreign	3,173	(1,229)	729
Total	4,118	(657)	843
Total income tax expense:	$16,312	$16,675	$13,201

(in thousands except share and per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year Ended December 31	
	2008	2007
Defered tax assets:		
State net operating loss carryforwards	$640	$832
Federal net operating loss carryforwards	605	1,490
Foreign net operating loss carryforwards	764	2,351
Alternative minimum tax credit carryforwards	134	75
Inventory and accounts receivable	400	657
Profit sharing	829	885
Stock option compensation	244	–
Effect of inventory profit elimination	1,112	1,308
Other	669	162
Total gross deferred tax assets	5,397	7,760
Valuation allowance	(2,009)	(3,460)
Net deferred tax assets	3,388	4,300
Deferred tax liabilities (long-term):		
Property, plant and equipment	(67)	(225)
Trademarks and licenses	(8,104)	(4,147)
Unrealized gains on cash flow hedges	(3,084)	–
Other	(307)	(292)
Total deferred tax liabilities	(11,562)	(4,664)
Net deferred tax assets (liabilities)	$(8,174)	$(364)

At December 31, 2008 federal net operating loss carry-forwards of approximately $1.8 million expire at various dates through 2026 and the Company's state net operating loss carry-forwards, subject to applicable state apportionment, for New York State and New York City tax purposes of approximately $8.7 million and for New Jersey tax purposes of approximately $10.6 million expire at various dates through 2012. Prior to 2007, valuation allowances had been provided including $1.1 million in 2006, as it was estimated that future tax benefits from option compensation deductions might prevent the net operating loss carry-forwards from being fully utilized. In 2008 and 2007, $1.1 million and $0.4 million, respectively of such valuation allowances were realized. The amount realized in 2008 and 2007 and any future realization of the valuation allowance is credited to additional paid-in capital.

In addition, a valuation allowance of $0.8 million, $0.2 million and $0.8 million has been provided in 2008, 2007 and 2006, respectively against certain foreign net operating loss carry-forwards, as it was estimated that future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carry-forwards recognized. In 2008, one of our foreign subsidiaries was merged into IPSA and as a result of the merger the Company recognized a tax benefit of $0.7 million from the utilization of certain foreign operating loss carry-forwards including those for which valuation allowances had been recorded.

No further valuation allowances have been provided as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $141 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2008 since the Company intends to reinvest these earnings in its foreign operations indefinitely except where it is able to repatriate these earnings to the United States without material incremental tax provisions.

Differences between the United States Federal statutory income tax rate and the effective income tax rate were as follows:

	Year Ended December 31		
	2008	2007	2006
Statutory rates	34.0%	34.0%	34.0%
State and local taxes, net of federal benefit	0.3	0.5	0.5
Effect of foreign taxes in excess of U.S. statutory rates	1.0	1.2	2.2
Other	(0.2)	(0.4)	(1.1)
Effective rate	35.1%	35.3%	35.6%

(13) Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income consists of the following:

	Year Ended December 31		
	2008	2007	2006
Net derivative instruments, beginning of year	$97	$128	$59
Gain (loss) on derivative instruments	4,315	(31)	69
Net derivative instruments, end of year	4,412	97	128
Cumulative translation adjustments, beginning of year	30,858	15,042	3,515
Translation adjustments	(9,766)	15,816	11,527
Cumulative translation adjustments, end of year	21,092	30,858	15,042
Accumulated other comprehensive income	25,504	30,955	15,170

(14) Risks and Uncertainties

As with any business, many aspects of our operations are subject to influences outside our control. These factors include the effect of the current financial crisis and therefore the potential for further deterioration in consumer spending and consumer debt levels, as well as the continued availability of favorable credit sources and capital market conditions in general. The recent economic challenges and uncertainties in a number of countries where we do business, including the United States, has begun to impact on our business. This financial crisis is global in scale and has negatively affected consumer demand, which is having an adverse impact on our distributors and our retail customers. These events have led distributors and retailers to carry less inventory than usual and have resulted in changes in their ordering patterns for the products that we sell. Although the impact of this financial crisis did not have a material impact in 2008, its effect in 2009 is expected to be challenging for us.

The judgments used by management in applying critical accounting policies could also be affected by a further and prolonged general deterioration in the economic environment, which could negatively influence future financial results and availability of continued financing. Specifically, subsequent evaluations of our accounts receivables, inventories, and deferred tax assets in light of the factors then prevailing, could result in significant changes in our allowance and reserve accounts in future periods which in turn could generate significant additional charges. However, we believe that the evaluation of our allowance and reserve accounts is adequate based upon information currently available. Similarly, the valuation of certain intangible assets could be negatively impacted by prolonged and severely depressed market conditions thus leading to the recognition of impairment losses.

We are also subject to market risks, including foreign exchange risk and interest rate risk, and occasionally use derivative instruments to manage our exposure to these risks.

In addition, we are exposed to certain concentration risk. As previously mentioned, substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses. Revenues generated from one such license represented 56%, 54% and 57% of net sales in 2008, 2007 and 2006, respectively and one customer represented 12%, 13% and 15% of net sales in 2008, 2007 and 2006, respectively.

We monitor concentrations of credit risk associated with financial institutions with which we conduct significant business. We believe our credit risk is minimal, as we primarily conduct business with large, well-established financial institutions. We have not experienced any difficulty in maintaining our existing credit lines which we believe, together with cash on hand and cash generated from operations, will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs. We also do not anticipate nonperformance by any of our derivative counterparties.

In addition, see Item 1A Risks factors in the Company's annual report on form 10-K as it relates to the current financial crisis.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman
of the Board of Directors,
Inter Parfums, Inc.
Chief Executive Officer,
Inter Parfums, S.A.

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Director General Delegue
Inter Parfums, S.A.

Francois Heilbronn
Managing Partner M.M. Friedrich,
Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President
and Chief Executive Officer, Cosmair
Former President and Chief Executive
Officer, Sanofi Beauté (France)

Robert Bensoussan-Torres
Business Consultant and former
Chief Executive Officer,
Jimmy Choo Ltd.
Former Chief Executive Officer,
Christian Lacroix (LVMH)

Patrick Choël
Business Consultant
and Former President and CEO
Parfums Christian Dior

Serge Rosinoer
Chair of Supervisory Board,
Clairns Group
Former Chief Executive Officer
Clarins Group

EXECUTIVE OFFICERS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Inter Parfums, S.A.

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Henry B. Clarke
President,
Inter Parfums USA, LLC
Specialty Retail Division

Philippe Santi
Executive Vice President
Director General Delegue
Inter Parfums, S.A.

Hugues de la Chevasnerie
President of Burberry Fragrances,
Inter Parfums, S.A.

Frédéric Garcia-Pelayo
Director of Export Sales
Inter Parfums, S.A.

Axel Marot
Director of Production & Logistics
Inter Parfums, S.A.

CORPORATE INFORMATION:

Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176
Tel. (212) 983-2640
Fax: (212) 983-4197
www.interparfumsinc.com

Inter Parfums, S.A.
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00
Fax: (1) 40-76-08-65

General Counsel
GrayRobinson, P.A.
401 E. Las Olas Blvd.
Fort Lauderdale, FL 33301

Auditors
Mazars, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
American Stock Transfer and Trust
Company
59 Maiden Lane
New York, NY 10038

THE MARKET OF OUR COMMON STOCK:

Our company's common stock, $.001 par value per share, is traded on The Nasdaq Global Select Market under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock

2008	High	Low
Fourth Quarter	$13.88	$5.04
Third Quarter	17.08	12.12
Second Quarter	19.96	14.00
First Quarter	14.92	9.03

2007	High	Low
Fourth Quarter	$14.19	$11.83
Third Quarter	19.45	13.63
Second Quarter	18.21	13.42
First Quarter	17.64	10.95

As of February 24, 2009 the number of record holders, which include brokers and broker's nominees, *etc.,* of our common stock was 57. We believe there are in excess of 3,400 beneficial owners of our common stock.

DIVIDENDS:

In December 2006, our board of directors increased our cash dividend from $.107 to $.133 per share per annum, payable $.033 on a quarterly basis. In December 2007 and again in December 2008, our board of directors authorized the continuation of our cash dividend of $.133 per share per annum, payable $.033 on a quarterly basis. The first cash dividend for 2009 of $.033 per share was paid on April 15, 2009 to shareholders of record on March 31, 2009.

Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

FORM 10K:

A copy of the company's 2008 Annual Report on Form 10-K, as filed with the securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits). To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176 Attention: Corporate Secretary.

CORPORATE PERFORMANCE GRAPH:

The following graph compares the performance for the periods indicated in the graph of our common stock with the performance of the Nasdaq Market Index and the average performance of a group of the company's peer corporations consisting of: Alberto-Culver, Avon Products Inc., Bare Escentuals, Inc., Blyth Inc., CCA Industries, Inc., Colgate-Palmolive Co., Elizabeth Arden, Inc., Estee Lauder Cosmetics, Inc., Inter Parfums, Inc., Kimberly Clark Corp., Natural Health Trends, Parlux Fragrances Inc., Physicians Formula Holdings, Procter & Gamble, Revlon, Inc., Spectrum Brands, Inc., Stephan Company, Summer Infant, Inc., and United Guardian, Inc. The graph assumes that the value of the investment in our common stock and each index was $100 at the beginning of the period indicated in the graph, and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG INTER PARFUMS INC.,
THE NASDAQ COMPOSITE INDEX AND A PEER GROUP


$160
$140
$120
$100
$80
$60
$40
$20
0
12/03
12/04
12/05
12/06
12/07
12/08
INTER PARFUMS INC
NASDAQ COMPOSITE
PEER GROUP

*$100 INVESTED ON DECEMBER 31, 2003 IN STOCK
OR INDEX, INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING DECEMBER 31.

Below is the list of the data points for each year that corresponds to the lines on the above graph.

	12/03	12/04	12/05	12/06	12/07	12/08
Inter Parfums, Inc.	100.00	70.88	80.80	87.06	82.27	53.38
NASDAQ Composite	100.00	110.08	112.88	126.51	138.13	80.47
Peer Group	100.00	112.32	114.06	130.59	150.80	126.46

INTER PARFUMS, INC.

551 FIFTH AVENUE NY, NY 10176
TEL: 212 983 2640 FAX: 212 983 4197
WWW.INTERPARFUMSINC.COM